As filed with the Securities and Exchange Commission on November 4, 2011

Registration No. 333-174491

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

UNITED FIRE GROUP, INC.

(Exact name of Registrant as specified in its Charter)

Iowa		**45-2302834**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

118 Second Avenue S.E.
Cedar Rapids, Iowa 52407-3909
(319) 399-5700

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Randy A. Ramlo
118 Second Avenue S.E.
Cedar Rapids, Iowa 52401
(319) 399-5700

(Address and Telephone Number of Registrant's Principal Executive Offices)

Copies of all communications, including communications to agent for service of process, should be sent to:

Michael K. Denney
Bradley & Riley PC
2007 First Avenue S.E.
Cedar Rapids, IA 52406-2804

Approximate date of commencement of proposed sale of the securities to the public: upon completion of the reorganization.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑

Non-accelerated filer ☐ Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(2)
Common Stock, $0.001 par value	25,714,910	$18.97	$495,779,679	$56,634.95

(1) Based upon an estimate of the maximum number of shares of Common Stock, $0.001 par value per share, of United Fire Group, Inc. into which shares of common stock, $3.33⅓ par value, of United Fire & Casualty Company will be converted pursuant to the reorganization described herein.

(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and calculated pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, as amended, based on the average of the high and low prices for United Fire & Casualty Company's common stock, $3.33⅓ par value, on May 24, 2011, as reported on the NASDAQ Global Select Market. A registration fee of $57,560.02 was previously paid in connection with the initial filing of the Registration Statement on May 25, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The proxy statement/prospectus that forms a part of this Registration Statement consists of (i) a proxy statement relating to the special meeting of shareholders of United Fire & Casualty Company and (ii) a prospectus relating to the common stock of United Fire Group, Inc.

The Company has concluded that (i) the reorganization (as defined herein) constitutes a "succession" for purposes of Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that United Fire Group, Inc. is deemed an "accelerated filer" for purposes of Rule 12b-2 of the Exchange Act, (ii) actions taken by United Fire Group, Inc. with respect to its assumption of obligations of the Company under certain stock-based benefit plans do not constitute actions that require disclosure of information under Item 10 of Schedule 14A of Regulation A promulgated under the Exchange Act and (iii) certain financial information required by Form S-4 may be omitted from this proxy statement/prospectus to the extent such information may be omitted pursuant to Instruction 4 of Item 14 of Schedule 14A under the Exchange Act.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2011



UNITED FIRE & CASUALTY COMPANY

118 Second Avenue SE
Cedar Rapids, Iowa 52401

Dear United Fire & Casualty Company shareholder:

I cordially invite you to the Special Meeting of Shareholders of United Fire & Casualty Company (the "Company"), to be held on January 26, 2012, at our corporate headquarters, located at 109 Second Street SE, in Cedar Rapids, Iowa. at 10:00 A.M., local time.

At the Special Meeting, you will be asked to (i) adopt the Agreement and Plan of Reorganization (the "Reorganization Agreement") and thereby approve the reorganization (as defined below) and (ii) approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies.

To summarize, the Company has formed a new subsidiary, United Fire Group, Inc. ("United Fire Group") as a wholly owned subsidiary. United Fire Group formed UFC MergeCo, Inc. ("MergeCo") as its wholly owned subsidiary. United Fire Group and MergeCo were formed in order to effect the reorganization. Prior to the reorganization, neither United Fire Group nor MergeCo will have assets or operations other than those incident to their formation. Under the terms of the Reorganization Agreement, the Company and MergeCo would complete a merger, pursuant to which MergeCo would be merged with and into the Company, with the Company as the surviving entity (the "Reorganization").

In the Reorganization, each outstanding share of common stock of the Company will be converted automatically into one share of common stock of United Fire Group. In addition, each outstanding option to purchase shares of the Company common stock, if not exercised before the completion of the Reorganization, will become an option to acquire, at the same exercise price, an identical number of shares of United Fire Group common stock. The Reorganization generally will be tax-free for Company shareholders. Your rights as a shareholder of the Company will be substantially the same as your rights as a shareholder of United Fire Group, including rights as to voting and dividends.

We expect the shares of United Fire Group common stock to trade under the ticker symbol "UFCS" on the NASDAQ Global Select Market. Shares of the Company's common stock are currently traded under the "UFCS" symbol on this exchange. On May 24, 2011, the last trading day before the announcement of the Reorganization Proposal, the closing price per share of Company common stock was $18.85. On [   ], the most recent trading day for which prices were available, the closing price per share of Company common stock was $[   ].

In order to implement the Reorganization, we need the Company's shareholders to adopt and approve the Reorganization Agreement. Our Board of Directors has carefully considered the Reorganization Agreement, which provides for the merger of the Company and MergeCo and the related transactions described in this proxy statement/prospectus, and believes that it is advisable, fair to and in the best interest of our shareholders and recommends that you vote **FOR** the Reorganization. Because adoption of the Reorganization Agreement requires the affirmative vote of holders of at least two-thirds of the outstanding shares entitled to vote at the Special Meeting, your vote is important, no matter how many or how few shares you may own.

Whether or not you plan to attend the Special Meeting, we encourage you to sign and return your proxy card in the enclosed postage-paid envelope or use telephone or Internet voting prior to the meeting. This ensures that your shares of the Company's common stock will be represented and voted at the meeting; even if you cannot attend.

The accompanying notice of Special Meeting and proxy statement contain additional information about the meeting and explains the methods you can use to vote your proxy, including by telephone and via the Internet. Please read these materials carefully. **In particular, you should consider the discussion of risk factors beginning on page 8 before voting on the Reorganization Agreement.**

For the Board of Directors,

[signature: Jack Evans]

Jack Evans
Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [   ], 2011 and is being first mailed to United Fire & Casualty Company shareholders on or about [   ], 2011.



UNITED FIRE & CASUALTY COMPANY
118 Second Avenue SE
Cedar Rapids, Iowa 52401

NOTICE OF SPECIAL MEETING OF SHAREHOLDER OF
UNITED FIRE & CASUALTY COMPANY

DATE AND TIME:	January 26, 2012, at 10:00 A.M.
PLACE:	United Fire & Casualty Company First Floor Conference Room 109 Second Street SE Cedar Rapids, Iowa
ITEMS OF BUSINESS:	At the meeting, we will ask shareholders to:

1) Consider and vote upon a proposal, which we refer to as the "Reorganization Proposal," approving the Agreement and Plan of Reorganization, dated as of May 25, 2011, by and between United Fire & Casualty Company, United Fire Group, Inc. and UFC MergeCo, Inc.; and

2) To approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the Special Meeting to approve the foregoing proposal.

WHO CAN VOTE:	You can vote at the Special Meeting and at any adjournments or postponements of the Special Meeting if you were a shareholder of record at the close of business on November 28, 2011.

Our Board of Directors has approved and recommends that you vote "FOR" each of the foregoing proposals, which are described in more detail in this proxy statement/prospectus.

By Order of the Board of Directors,

Neal R. Scharmer
Corporate Secretary

Dated at Cedar Rapids, Iowa
[   ], 2011

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD OR VOTE YOUR SHARES BY TELEPHONE OR VIA THE INTERNET.

ADDITIONAL INFORMATION

United Fire Group, Inc. has filed a registration statement on Form S-4 to register with the SEC the shares of common stock of United Fire Group, Inc. into which each outstanding share of common stock of the Company will be converted automatically in the Reorganization. This proxy statement/prospectus is part of that registration statement and constitutes a prospectus of United Fire Group, Inc. in addition to being a proxy statement of the Company for the Special Meeting.

The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately by the Company with the SEC. This proxy statement/prospectus incorporates important business and financial information about the Company from our Annual Report on Form 10-K for the year ended December 31, 2010 and from other documents that are not included in or being delivered with this proxy statement/prospectus. The information incorporated by reference is deemed to be part of this proxy statement/prospectus except for any information superseded by information in this proxy statement/prospectus or in any document subsequently filed with the SEC that is also incorporated by reference. See "Documents Incorporated by Reference" under "Additional Information."

The incorporated information that is not included in or being delivered with this proxy statement/ prospectus is available to you without charge upon your written or oral request. You can obtain any document that is incorporated by reference in this proxy statement/prospectus, excluding all exhibits that have not been specifically incorporated by reference, by requesting it in writing or by telephone from us at the following address or telephone number:

United Fire & Casualty Company
118 Second Avenue SE
Cedar Rapids, Iowa 52401
Telephone: (319) 399-5700
Attn: Investor Relations

or by visiting our website at www.unitedfiregroup.com. Information on United Fire & Casualty Company's website is not incorporated by reference into this proxy statement/prospectus or made a part hereof for any purpose.

You may read and copy any of the information on file with the SEC at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information about the public reference room. The Company's SEC filings are also available on the SEC's web site located at http://www.sec.gov.

You should rely only on the information contained in this proxy statement/prospectus or that to which we have referred you. We have not authorized anyone to provide you with any additional information. This proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date and neither the mailing of this proxy statement/prospectus to shareholders, nor the issuance of shares of United Fire Group, Inc. common stock in the Reorganization, shall create any implication to the contrary.

Table of Contents



UNITED FIRE & CASUALTY COMPANY
118 Second Avenue SE
Cedar Rapids, Iowa 52401

PROXY STATEMENT/PROSPECTUS FOR THE
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 26, 2012

This solicitation of proxies is made by the Board of Directors of United Fire & Casualty Company (the "Company," "we," "us," or "our," as the context requires). Proxies will be used at the Special Meeting of Shareholders of United Fire & Casualty Company (the "Special Meeting"), an Iowa corporation, to be held on January 26, 2012 at 10:00 A.M., and at any adjournment or postponement thereof. The Special Meeting will be held in the first floor conference room of our building located at 109 Second Street SE, in Cedar Rapids, Iowa. With respect to shares of our common stock held in the United Fire Group Employee Stock Ownership Plan (the "ESOP") and the United Fire Group 401(k) Plan (the "401(k) Plan"), the Board of Directors is soliciting participants on behalf of the Trustees of those plans to direct the Trustees how to vote the shares held in those plans.

The notice of meeting, proxy statement, and form of proxy is first being mailed to shareholders and participants in the ESOP and 401(k) Plan on or about [   ], 2011.

We will solicit proxies principally by mail, but our directors and employees may also solicit proxies by telephone, facsimile, or e-mail. Our directors and employees may also conduct personal solicitations.

QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION

Why am I receiving this proxy statement/prospectus?

You have received this proxy statement/prospectus and the enclosed proxy card from us because you held shares of our common stock on November 28, 2011.

What will I be voting on at the special meeting?

As a shareholder, you are entitled to and requested to adopt the Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which the Company will be merged with and into UFC MergeCo, Inc. ("MergeCo"), a wholly owned subsidiary of United Fire Group, Inc. ("United Fire Group"), with the Company as the surviving entity. United Fire Group is a wholly owned subsidiary of the Company. In this transaction, each share of our common stock will be automatically converted into one share of common stock of United Fire Group. This transaction is referred to in this proxy statement/prospectus as the "Reorganization." The proposal to consider and vote on the Reorganization is referred to in this proxy statement/prospectus as the "Reorganization Proposal." In addition, you are asked to vote to adjourn the Special Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Special Meeting to adopt the Reorganization Agreement.

Who is entitled to vote?

Only holders of record of shares of our common stock on the close of business on November 28, 2011 will be entitled to vote at the Special Meeting. On or about [   ], 2011 we will begin mailing this proxy statement/prospectus to all persons entitled to vote at the Special Meeting.

When and where is the special meeting being held?

The Special Meeting will be held on January 26, 2012, at 10:00 A.M., and at any adjournment or postponement from such date and time. The Special Meeting will be held in the first floor conference room of our building located at 109 Second Street SE, in Cedar Rapids, Iowa.

What is the Reorganization Proposal?

Under the Reorganization Agreement, the Company will merge with MergeCo, an Iowa corporation, with the Company surviving the merger as a wholly owned subsidiary of United Fire Group, an Iowa corporation. Upon completion of the Reorganization, United Fire Group will, in effect, replace the Company as the publicly held corporation. United Fire Group and its subsidiaries will conduct all of the operations we currently conduct. As a result of the Reorganization, the current shareholders of the Company will become shareholders of United Fire Group with the same number and percentage of shares of United Fire Group as they hold of the Company immediately prior to the Reorganization. The Reorganization Agreement, which sets forth the plan of Reorganization and is the primary legal document that governs the Reorganization, is attached as Annex I to this proxy statement/prospectus. We encourage you to read the Reorganization Agreement carefully.

Why are you forming a holding company?

We are forming a holding company to provide us with greater strategic, business, financing and regulatory flexibility. To review the reasons for the Reorganization in greater detail, see "Reasons for the Reorganization," on page 10 of this proxy statement/prospectus.

What will happen to my stock?

In the Reorganization, your shares of our common stock will automatically be converted into the same number of shares of common stock of United Fire Group. As a result, you will become a shareholder of United Fire Group and will own the same number and percentage of shares of United Fire Group common stock that you now own of our common stock. We expect that United Fire Group common stock will be listed on the NASDAQ Global Select Market under the symbol "UFCS."

How will being a United Fire Group shareholder be different from being a Company shareholder?

After the Reorganization, you will own the same number and percentage of shares of United Fire Group common stock that you owned of our common stock immediately prior to the Reorganization. You will own shares of an Iowa holding company that owns our existing operating businesses. Your rights as a shareholder of United Fire Group will be substantially the same as your rights as a shareholder of our Company, including rights as to voting and dividends. For more information, see "Description of United Fire Group Capital Stock, "Description of Company Capital Stock" and "Comparative Rights of Holders of United Fire Group Capital Stock and Company Capital Stock," beginning on page 15 of this proxy statement/prospectus.

Will the management or the business of the Company change as a result of the Reorganization?

No. The management and business of our Company will remain the same after the Reorganization.

What will the name of the public company be following the Reorganization?

The name of the public company following the Reorganization will be "United Fire Group, Inc."

Will the company's CUSIP number change as a result of the Reorganization?

Yes. Following the Reorganization the company's CUSIP number will be 910340 108.

Will I have to turn in my stock certificates?

No. Do not turn in your stock certificates. We will not require you to exchange your stock certificates as a result of the Reorganization. After the Reorganization, your Company common stock certificates will represent the same number of shares of United Fire Group common stock.

Will the Reorganization affect my U.S. federal income taxes?

The proposed Reorganization is intended to be a tax-free transaction under U.S. federal income tax laws. We expect that you will not recognize any gain or loss for U.S. federal income tax purposes upon your receipt of United Fire Group common stock in exchange for your shares of Company common stock in the Reorganization; however, the tax consequences to you will depend on your own situation. You should consult your own tax advisors concerning the specific tax consequences of the Reorganization to you, including any state, local or foreign tax consequences of the Reorganization. For further information, see "Material U.S. Federal Income Tax Consequences," on page 13 of this proxy statement/prospectus.

How will the Reorganization be treated for accounting purposes?

For accounting purposes, our reorganization into a holding company structure will be treated as a merger of entities under common control. The accounting treatment for such events is similar to the former "pooling of interests method." Accordingly, the consolidated financial position and consolidated results of operations of the Company will be included in the consolidated financial statements of United Fire Group on the same basis as currently presented.

What vote is required to approve the Reorganization Proposal?

The required vote is the affirmative vote of holders of at least two-thirds of the outstanding shares entitled to vote at the Special Meeting.

What percentage of the outstanding shares do directors and executive officers hold?

On October 28, 2011, directors, executive officers and their affiliates beneficially owned approximately 7.02 percent of our outstanding shares of common stock.

If the shareholders approve the Reorganization, when will it occur?

We plan to complete the Reorganization on or about January 31, 2012, provided that our shareholders approve the Reorganization and all other conditions to completion of the Reorganization are satisfied.

Do I have dissenters' (or appraisal) rights?

No. Holders of Company common stock do not have dissenters' rights under Iowa law as a result of the Reorganization.

Whom do I contact if I have questions about the Reorganization Proposal?

You may contact us at:

United Fire & Casualty Company
118 Second Avenue SE
Cedar Rapids, Iowa 52401
Telephone: (319) 399-5700
Attn: Investor Relations

Brokerage and Other Account Holders

If your shares are held in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares held in street name. These proxy materials are being forwarded to you by your

broker or nominee, who is considered to be the holder of record with respect to your shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your beneficial shares by filling out the voting instruction form provided to you. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are invited to attend the Special Meeting, but you must obtain a legal proxy from the record holder of your shares in order to vote in person at the Special Meeting.

ESOP and 401(k) Plan Participants

If you are a participant in either our ESOP or our 401(k) Plan, we have shown on your proxy card the number of shares of common stock held for your benefit in the ESOP or the 401(k) Plan, plus your other holdings. If you hold stock through either of these plans, voting your proxy also serves as confidential voting instructions to the Trustees of the ESOP (Timothy G. Spain and Michael T. Wilkins) and/or to the Trustee of the 401(k) Plan (Charles Schwab & Co.). Those Trustees will vote your shares in accordance with the specific voting instructions that you indicate on your proxy card. If you provide no specific voting instructions, the Trustees of the ESOP will not vote your shares, and the Trustee of the 401(k) Plan will vote your shares in proportion to the voting instructions it receives from those plan participants who do submit voting instructions.

How do I vote my shares?

You may vote in the following ways:

- *In person:* We will distribute paper ballots to anyone who wishes to vote in person at the Special Meeting. However, if you hold your shares in street name, you must request a proxy card from your broker in order to vote in person at the Special Meeting. Holding shares in "street name" means that you hold them through a brokerage firm, bank, or other nominee in the records maintained by our transfer agent, Computershare Investor Services, LLC, instead of in your individual name.

- *By mail:* Complete and sign your proxy card and return it to us by mail in the enclosed business reply envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If an additional proposal comes up for a vote at the Special Meeting that is not on the proxy card, your shares will be voted in the best judgment of the authorized proxies, Jack B. Evans and Neal R. Scharmer.

  If you do not mark voting instructions on your proxy card, your shares will be voted <u>FOR</u> the Reorganization Proposal and <u>FOR</u> the adjournment of the Special Meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the Special Meeting to approve the foregoing proposal.

- *By telephone:* Call the toll-free telephone number on your proxy card to vote by telephone. You must have a touch-tone telephone to use this voting method. You will need to follow the instructions on your proxy card and the voice prompts to vote your shares.

- *Via the Internet:* If you have Internet access available to you, you may go to the website listed on your proxy card to vote your shares via the Internet. You will need to follow the instructions on your proxy card and the website to vote your shares.

Telephone and Internet voting options are available 24 hours a day, seven days a week. When prompted, you will need to enter the control number shown on your proxy card. You will then be able to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone or via the Internet, your electronic vote authorizes the proxies in the same manner as if you had signed, dated and returned your proxy card by mail. Telephone and Internet voting procedures, including the use of control numbers found on the proxy cards, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares of stock and to confirm that their instructions have been properly recorded. If you vote by telephone or via the Internet, you do not need to return your proxy card.

If you hold your shares in street name, you may vote by telephone or via the Internet only if your bank, broker or other nominee makes those methods available to you, in which case your broker or nominee will enclose specific instructions for using those options along with this proxy statement.

If I hold my shares in a brokerage account and do not return voting instructions, will my shares be voted?

If your shares are held in a brokerage account or by a bank or other nominee, your broker, bank or other nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. Without client voting instructions, however, brokers are not permitted to cast votes on "non-routine" matters, such as the Reorganization Proposal. If you do not provide voting instructions, a "broker non-vote" will occur.

Can I revoke my proxy or change my vote after I return my proxy?

Yes. Even after you submit a proxy, you may revoke your proxy or change your vote at any time before it is exercised by:

- Delivering written notice to our transfer agent, Computershare Investor Services, LLC, at its proxy tabulation center at P. O. Box 43126, Providence, Rhode Island 02940-5138;

- Delivering written notice to the Corporate Secretary of United Fire & Casualty Company at 118 Second Avenue SE, Cedar Rapids, Iowa 52401;

- Executing and delivering a later-dated proxy; or

- Appearing and voting in person at the Special Meeting. Attendance at the Special Meeting will not by itself revoke a previously granted proxy.

Who pays for this proxy solicitation?

The Company will pay the total expense of this solicitation of proxies. The expenses may include reimbursement to brokerage firms and others of their cost for forwarding solicitation material to beneficial owners.

SUMMARY OF THE REORGANIZATION PROPOSAL

This section highlights key aspects of the Reorganization Proposal, including the Reorganization Agreement, that are described in greater detail elsewhere in this proxy statement/prospectus. It does not contain all of the information that may be important to you. To better understand the Reorganization Proposal, and for a more complete description of the legal terms of the Reorganization Agreement, you should read this entire document carefully, including the Annexes, and the additional documents to which we refer you. You can find information with respect to these additional documents in "Additional Information" on page 29 of this proxy statement/prospectus.

THE PRINCIPAL PARTIES

United Fire & Casualty Company
118 Second Avenue SE
Cedar Rapids, Iowa 52401
Telephone: (319) 399-5700

United Fire & Casualty Company (the "Company") and its consolidated subsidiaries and affiliate are engaged in the business of writing property and casualty insurance and life insurance and selling annuities. The Company was incorporated in Iowa in January 1946. Our principal executive office is located at 118 Second Avenue SE, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909. Telephone: 319-399-5700. We report our operations in two business segments: property and casualty insurance and life insurance. We market our products through our home office in Cedar Rapids, Iowa, and four regional locations: our Denver Regional

Office in Westminster, Colorado; our Gulf Coast Regional Office in Galveston, Texas; our East Coast Regional Office in Pennington, New Jersey; and our West Coast Regional Office in Rocklin, California. We maintain other offices in New Orleans, Louisiana and Lock Haven, Pennsylvania.

Our property and casualty insurance segment includes the Company and the following companies (collectively, the "Subsidiary Companies"), which are wholly owned by the Company, directly or indirectly:

- Addison Insurance Company, an Iowa property and casualty insurer;

- Lafayette Insurance Company, a Louisiana property and casualty insurer;

- United Fire & Indemnity Company, a Texas property and casualty insurer, and its affiliate United Fire Lloyds, a Texas property and casualty insurer;

- American Indemnity Financial Corporation, a Delaware holding company, and its subsidiary, Texas General Indemnity Co., a Colorado property and casualty insurer;

- Mercer Insurance Group, Inc., a Pennsylvania corporation, and its subsidiaries, Mercer Insurance Co., a Pennsylvania property and casualty insurer, Mercer Insurance Company of New Jersey, Inc., a New Jersey property and casualty insurer, Franklin Insurance Company, a Pennsylvania property and casualty insurer, and BICUS Services Corporation, a Pennsylvania business corporation; and

- Financial Pacific Insurance Group, Inc., a California corporation, and its subsidiaries, Financial Pacific Insurance Company, a California property and casualty insurer, Financial Pacific Insurance Agency, a California corporation; and three statutory trusts.

We are licensed as a property and casualty insurer in 43 states plus the District of Columbia. Over 1,300 independent agencies represent us and our property and casualty insurance subsidiaries.

Mercer Insurance Group, Inc. and its property and casualty insurance subsidiaries participate in an inter-company reinsurance pooling agreement. United Fire and its other property and casualty insurance subsidiaries participate in a separate inter-company reinsurance pooling agreement. Pooling arrangements permit the participating companies to rely on the capacity of the entire pool's capital and surplus, rather than being limited to policy exposures of a size commensurate with each participant's own surplus level. Under such arrangements, the members share substantially all of the insurance business that is written, and allocate the combined premiums, losses and expenses based on percentages defined in the arrangement.

Our life insurance segment consists of United Life Insurance Company, an Iowa life insurer and wholly owned subsidiary of the Company that is licensed in 29 states, primarily in the Midwest and West, and is represented by more than 900 independent agencies.

Information about us is available on our website at **www.unitedfiregroup.com**. The contents of our website are not incorporated by reference herein and are not deemed to be part of this proxy statement/prospectus.

United Fire Group, Inc.
118 Second Avenue SE
Cedar Rapids, Iowa 52401
Telephone: (319) 399-5700

The Company formed United Fire Group, Inc. ("United Fire Group") as a wholly owned subsidiary in order to effect the Reorganization. Prior to the Reorganization, United Fire Group will have no assets or operations other than those that are incidental to its formation.

UFC MergeCo, Inc.
118 Second Avenue SE
Cedar Rapids, Iowa 52401
Telephone: (319) 399-5700

UFC MergeCo, Inc. ("MergeCo") was formed as a wholly owned subsidiary of United Fire Group in order to effect the Reorganization. Prior to the Reorganization, MergeCo will have no assets or operations other than those that are incidental to its formation.

WHAT YOU WILL RECEIVE IN THE REORGANIZATION (See page 11)

In the Reorganization, each outstanding share of common stock of the Company will be converted automatically into one share of common stock of United Fire Group. In addition, each outstanding option to purchase shares of the Company common stock, if not exercised before the completion of the Reorganization, will become an option to acquire, at the same exercise price, an identical number of shares of United Fire Group common stock. Each outstanding restricted stock award (or any performance award payable in restricted stock) will become an award of restricted stock (or a performance award payable in restricted stock) in an identical number of shares of United Fire Group common stock. Finally, participants in the Company's Employee Stock Purchase Plan will be entitled to receive shares of United Fire Group common stock in accordance with the terms of the plan.

On the Record Date, there were outstanding shares of Company common stock, unvested shares of Company restricted stock and options to acquire shares of Company common stock.

CONDITIONS TO COMPLETION OF THE REORGANIZATION (See page 12)

The completion of the Reorganization depends on the satisfaction or waiver of a number of conditions, including, but not limited to, the following:

- absence of any stop order suspending the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, relating to the shares of United Fire Group common stock to be issued pursuant to the Reorganization and absence of any similar proceeding with respect to this Proxy Statement.

- approval and adoption of the Reorganization Agreement by the Company's shareholders;

- receipt of approval for listing on the NASDAQ Global Select Market of shares of United Fire Group common stock to be issued pursuant to the Reorganization

- the Company shall have made such filings, and obtained such permits, authorizations, consents, approvals or terminations or expirations of waiting periods required by the corporate and insurance laws and regulations of all applicable jurisdictions;

- absence of any order or proceeding that would prohibit or make illegal completion of the Reorganization; and

- receipt by the Company and United Fire Group of a legal opinion of Bradley & Riley PC with respect to the material U.S. federal income tax consequences of the Reorganization.

TERMINATION OF THE REORGANIZATION AGREEMENT (See page 12)

We may terminate the Reorganization Agreement, even after adoption by our shareholders, if our Board of Directors determines to do so for any reason.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF UNITED FIRE GROUP FOLLOWING THE REORGANIZATION (See page 15)

The Board of Directors of United Fire Group presently consists of the same persons who constitute the Board of Directors of the Company, and it is expected that those directors will remain the same following the

Reorganization. The executive officers of United Fire Group following the Reorganization will be the same as the executive officers of the Company immediately prior to the Reorganization.

MARKETS AND MARKET PRICES

United Fire Group common stock is not currently traded on any stock exchange. The Company common stock is traded under the symbol "UFCS" on the NASDAQ Global Select Market, and we expect United Fire Group common stock to trade on the NASDAQ Global Select Market under the symbol "UFCS" following the Reorganization. On May 24, 2011, the last trading day before the announcement of the Reorganization Proposal, the closing price per share for the Company's common stock was $18.85. On [   ], the most recent trading day for which prices were available, the closing price per share of the Company's common stock was $[   ].

CERTAIN FINANCIAL INFORMATION

We have not included pro forma financial comparative per share information concerning the Company that gives effect to the Reorganization because, immediately after the completion of the Reorganization, the consolidated financial statements of United Fire Group will be the same as the Company's consolidated financial statements immediately prior to the Reorganization, and the Reorganization will result in the conversion of each share of Company common stock into one share of United Fire Group common stock. In addition, we have not provided financial statements of United Fire Group because, prior to the Reorganization, it will have no assets, liabilities or operations other than those incident to its formation. Pro Forma Consolidated Financial Statements for the nine months ended September 30, 2011 for the Company and Mercer Insurance Group, Inc. is attached as Exhibit 99.2 to Amendment No. 1 to United Fire Group's Registration Statement on Form S-4 filed with the SEC on November 4, 2011.

RISK FACTORS

In considering whether to vote in favor of the Reorganization Proposal, you should consider all of the information we have included in this proxy statement/prospectus, including its Annexes, and all of the information included in the documents we have incorporated by reference, including our Annual Report on Form 10-K for the year ended December 31, 2010 and the risk factors described in the other documents incorporated by reference. In addition, you should pay particular attention to the risks described below.

Our Board of Directors may choose to defer or abandon the Reorganization.

Completion of the Reorganization may be deferred or abandoned, at any time, by action of our Board of Directors, whether before or after the Special Meeting. While we currently expect the Reorganization to take place on or about January 31, 2012, assuming that the Reorganization Proposal is approved at the Special Meeting, the Board of Directors may defer completion or may abandon the Reorganization because of any determination by our directors that the Reorganization would not be in the best interests of the Company or its shareholders or that the Reorganization would have material adverse consequences to the Company or its shareholders.

We may not obtain the expected benefits of our Reorganization into a holding company.

We believe our reorganization into a holding company structure will provide us with benefits in the future. These expected benefits may not be obtained if market conditions or other circumstances prevent us from taking advantage of the strategic, business and financing flexibility that it affords us. As a result, we may incur the costs of creating the holding company without realizing the possible benefits.

As a holding company, United Fire Group will depend in large part on dividends from its operating subsidiaries to satisfy its obligations.

After the completion of the Reorganization, United Fire Group will be a holding company with no business operations of its own. Its only significant assets will be the outstanding capital stock of its subsidiaries. As a result, it will rely on funds from its current subsidiaries and any subsidiaries that it may form in the future to meet its obligations.

The market for United Fire Group shares may differ from the market for Company shares.

Although it is anticipated that United Fire Group common shares will be authorized for listing on the NASDAQ Global Select Market, the market prices, trading volume and volatility of United Fire Group shares could be different from those of Company shares.

The proposed reorganization into a holding company may result in substantial direct and indirect costs whether or not completed.

The Reorganization may result in substantial direct costs. These costs and expenses are expected to consist primarily of attorneys' fees, accountants' fees, filing fees and financial printing expenses and will be substantially incurred prior to the vote of our shareholders. The Reorganization may also result in certain indirect costs by diverting the attention of our management and employees from our business and by increasing our administrative costs and expenses. These administrative costs and expenses will include keeping separate records and in some cases making separate regulatory filings for United Fire Group and each of its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this proxy statement/prospectus and in documents incorporated by reference in this proxy statement/prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act, that represent our management's beliefs and assumptions concerning future events. When used in this proxy statement/prospectus and in documents incorporated herein by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections and our expectations, beliefs, intentions or future strategies that are signified by the words "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" or the negative of these terms, and other words and terms of similar meaning or expression.

The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements.

Potential factors that could affect our results include those described in this proxy statement/prospectus under "Risk Factors," and those identified in our Annual Report on Form 10-K for the year ended December 31, 2010 and in the other documents incorporated by reference. In light of these risks and uncertainties, the forward-looking results discussed or incorporated by reference in this proxy statement/ prospectus might not occur.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission (the "SEC"), we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PROPOSAL ONE – THE REORGANIZATION PROPOSAL

This section of the proxy statement/prospectus describes the Reorganization Proposal. Although we believe that the description in this section covers the material terms of the Reorganization Proposal, this summary may not contain all of the information that is important to you. The summary of the material provisions of the Reorganization Agreement provided below is qualified in its entirety by reference to the Reorganization Agreement, which we have attached as Annex I to this proxy statement/prospectus and which

we incorporate by reference into this proxy statement/prospectus. You should carefully read the entire proxy statement/prospectus and the Reorganization Agreement for a more complete understanding of the Reorganization Proposal. Your approval of the Reorganization Proposal will constitute your approval and adoption of the Reorganization Agreement, the Reorganization, the articles of incorporation of United Fire Group and the bylaws of United Fire Group.

REASONS FOR THE REORGANIZATION

At a meeting of the Board of Directors of the Company held on May 18, 2011, the Board of Directors concluded that the Reorganization is advisable, determined that the terms of the Reorganization Agreement are fair to and in the best interest of the Company and its shareholders and adopted and approved the Reorganization Agreement.

During the course of its deliberations, our Board of Directors consulted with management and outside legal counsel and considered a number of positive factors, including the following:

- **Possible Future Strategic and Business Flexibility of the Holding Company Structure.** We believe the holding company structure could facilitate future expansion of our business by providing a more flexible structure for acquiring other businesses or entering into joint ventures, while continuing to keep the operations and risks of our other businesses separate. Although we have no present plans or any arrangements, understandings or agreements to make any acquisitions or enter into any joint ventures, we may do so in the future. Furthermore, implementing a holding company structure may further reduce the risk that liabilities of our core businesses and other businesses, if any, that may be operated in the future by separate subsidiaries would be attributed to each other.

- **Possible Future Financing Flexibility of the Holding Company Structure.** We believe that a holding company structure may be beneficial to shareholders in the future because it would permit the use of financing techniques that are not available to the Company because the Company is a property and casualty insurer.

- **Possible Future Flexibility because United Fire Group is not an Insurance Company.** Because United Fire Group would not be an insurance company, it will not be subject to the insurance laws, rules and regulations of the various states in which we now operate.

In addition to the positive factors described above, our Board of Directors also considered the following potential negative factor associated with the Reorganization Proposal:

- **Increased Costs and Expenses Associated with Implementing the Reorganization Proposal and Administering a Holding Company Structure.** The Reorganization may result in substantial direct costs. These costs and expenses are expected to consist primarily of attorneys' fees, accountants' fees, filing fees and financial printing expenses associated with the Reorganization and will be substantially incurred prior to the vote of our shareholders. The Reorganization may also result in certain indirect costs by diverting the attention of our management and employees from our business and increasing our administrative costs and expenses. These administrative costs and expenses will include keeping separate records and in some cases making separate regulatory filings for each of United Fire Group and its current and future subsidiaries.

REORGANIZATION PROCEDURE

The Company currently owns all of the issued and outstanding common stock of United Fire Group. United Fire Group currently owns all of the issued and outstanding common stock of MergeCo, the subsidiary formed for purposes of completing the Reorganization. The Company also directly or indirectly owns all of the issued and outstanding common stock of the Subsidiary Companies. Following the approval of the Reorganization Agreement by the Company shareholders and the satisfaction or waiver of the other conditions

specified in the Reorganization Agreement (which are described below), the Company will merge with MergeCo, the subsidiary of United Fire Group. As a result of this merger:

- The Company will be the surviving corporation, and the separate corporate existence of MergeCo will cease.

- Each outstanding share of the Company common stock will automatically convert into one share of United Fire Group common stock, as described below, and the current shareholders of the Company will become the shareholders of United Fire Group.

- United Fire Group will own all of the Company's common stock, and each share of United Fire Group common stock now held by the Company will be cancelled.

The result of the Reorganization will be that your current company, United Fire & Casualty Company, will be merged with MergeCo and United Fire & Casualty Company will become a subsidiary of United Fire Group. United Fire Group's articles of incorporation are included as Annex II to this proxy statement/ prospectus, and a copy of United Fire Group's bylaws are included as Annex III to this proxy statement/ prospectus. For more information regarding your rights as a shareholder before and after the Reorganization, see "Description of United Fire Group Capital Stock", "Description of Company Capital Stock" and "Comparative Rights of Holders of United Fire Group Capital Stock and Company Capital Stock" in this proxy statement/prospectus.

What Company Shareholders Will Receive in the Reorganization

Each share of Company common stock will convert into one share of United Fire Group common stock. After the completion of the Reorganization, you will own the same number and percentage of shares of United Fire Group common stock as you currently own of Company common stock.

Company Stock Options and Other Rights to Receive Company Stock

Each outstanding option to acquire shares of Company common stock will become an option to acquire, on the same terms and conditions as before the Reorganization, an identical number of shares of United Fire Group common stock. Each outstanding restricted stock award for Company stock (or any performance award payable in Company restricted stock) will become an award of restricted stock (or a performance award payable in restricted stock) in an identical number of shares of United Fire Group common stock. As of [   ], 2011, there were outstanding options to acquire an aggregate of [   ] shares of Company common stock and outstanding restricted stock awards representing an aggregate of [   ] shares of Company common stock. The Company's existing stock-based compensation plans, which include the Company's 2005 Nonqualified Non-Employee Director Stock Option and Restricted Stock Plan, 2008 Stock Plan, Employee Stock Purchase Plan, 401(k) Plan and Employee Stock Ownership Plan, will entitle plan participants to receive shares of United Fire Group common stock rather than shares of Company common stock, on the same terms otherwise provided for in the respective plans.

Corporate Name Following the Reorganization

The name of the public company following the Reorganization will be "United Fire Group, Inc."

No Exchange of Stock Certificates

In the Reorganization, your shares of Company common stock will be converted automatically into shares of United Fire Group common stock. Your certificates of Company common stock, if any, will represent, from and after the Reorganization, an equal number of shares of United Fire Group common stock, and no action with regard to stock certificates will be required on your part. We expect to send you a notice after the Reorganization is completed specifying this and other relevant information.

Conditions to Reorganization

We will complete the Reorganization only if each of the following conditions is satisfied or waived:

- The registration statement of United Fire Group shall have been deemed or declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the knowledge of United Fire Group or the Company, threatened by the SEC and not concluded or withdrawn. No similar proceeding with respect to the proxy statement shall have been initiated or, to the knowledge of United Fire Group or the Company, threatened, by the SEC and not concluded or withdrawn.

- The Agreement and the Merger shall have been approved by the requisite vote of the shareholders of the Company in accordance with the Iowa Business Corporation Act and the amended and restated articles of incorporation of the Company.

- The United Fire Group common stock to be issued pursuant to the Reorganization shall have been approved for listing on the NASDAQ Global Select Market by The NASDAQ Stock Market, LLC.

- The Company shall have made such filings, and obtained such permits, authorizations, consents, approvals or terminations or expirations of waiting periods required by the corporate and insurance laws and regulations of all applicable jurisdictions.

- No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order that is in effect shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority or instrumentality that prohibits or makes illegal the consummation of the Reorganization.

- The Boards of Directors of the Company and United Fire Group shall have received the legal opinion of Bradley & Riley PC in form and substance reasonably satisfactory to them indicating that holders of Company common stock will not recognize gain or loss for United States federal income tax purposes as a result of the transactions contemplated by the Reorganization Agreement.

Effectiveness of Reorganization

The Reorganization will become effective on the date we file articles of merger with the Secretary of State of the State of Iowa or a later date that we specify therein. We will file the articles of merger when the conditions to the Reorganization described above have been satisfied or waived. Assuming the conditions to the Reorganization have been satisfied, we expect the Reorganization will be effective on or about January 31, 2012.

Termination of Reorganization Agreement

The Reorganization Agreement may be terminated at any time prior to the completion of the Reorganization (even after adoption by our shareholders) by action of the Board of Directors if it determines that for any reason the completion of the transactions provided for therein would be inadvisable or not in the best interest of the Company or our shareholders.

Amendment of Reorganization Agreement

The Reorganization Agreement may, to the extent permitted by the Iowa Business Corporation Act (the "IBCA"), be supplemented, amended or modified at any time prior to the completion of the Reorganization (even after adoption by our shareholders), by the mutual consent of the parties thereto.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of the Reorganization to U.S. holders of Company common stock. This discussion is based upon current provisions of the

Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations, and judicial and administrative decisions and rulings as of the date of this proxy statement/prospectus, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to persons subject to special treatment under U.S. federal income tax laws. In particular, this discussion deals only with shareholders that hold Company common stock as capital assets within the meaning of the Code. In addition, this discussion does not address the tax treatment of special classes of shareholders, such as banks, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding Company stock as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, U.S. expatriates, persons subject to the alternative minimum tax and persons who acquired Company common stock in compensatory transactions. If you are not a U.S. holder (as defined below); this discussion does not apply to you.

As used in this summary, a "U.S. holder" is:

• an individual U.S. citizen or resident alien;

• a corporation, partnership or other entity created or organized under U.S. law (federal or state);

• an estate whose worldwide income is subject to U.S. federal income tax; or

• a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or certain trusts formed prior to August 20, 1996, if such trust has a valid election in effect to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership (including, for this purpose, any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Company common stock, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of Company common stock that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reorganization.

All shareholders are urged to consult with their own tax advisors regarding the tax consequences of the reorganization to their particular situation, including the effects of U.S. Federal, state, local, foreign and other tax laws.

The obligation of the Company to complete the Reorganization is conditioned upon, among other things, the Company and United Fire Group having received a legal opinion from Bradley & Riley PC, dated as of the completion of the Reorganization, that the merger will constitute an exchange of Company common stock for United Fire Group common stock governed by Section 351 of the Code, as well as a Reorganization within the meaning of Section 368(a) of the Code, and, therefore, no gain or loss will be recognized by the shareholders of the Company upon the receipt of United Fire Group common stock pursuant to the merger. The Company has requested a private letter ruling from the Internal Revenue Service as to the tax consequences of the Reorganization. The opinion of counsel will not be binding upon the Internal Revenue Service or any other taxing authority. Assuming the transaction is treated as described in this paragraph, the material U.S. federal income tax consequences of the transactions will be as follows:

• No gain or loss will be recognized by United Fire Group or the Company as a result of the merger;

• No gain or loss will be recognized by shareholders of Company common stock upon receipt of United Fire Group common stock solely in exchange for Company common stock;

• The aggregate tax basis of the shares of United Fire Group common stock that shareholders of Company common stock receive in exchange for Company common stock in the merger will be the same as the aggregate tax basis of the Company common stock exchanged; and

• The holding period for shares of United Fire Group common stock received in the merger will include the holding period of the Company common stock exchanged.

The foregoing discussion is not intended to be a complete analysis or description of all potential U.S. Federal income tax consequences or any other consequences of the Reorganization. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, the circumstances of individual holders of Company common stock. Moreover, the discussion does not address state, local, foreign or non-income tax consequences or tax return reporting requirements. Accordingly, you are strongly urged to consult with your own tax advisor to determine the particular U.S. Federal, state, local or foreign income or other tax consequences to you of the Reorganization.

NO COMPENSATION RELATED TO THE REORGANIZATION

There are no agreements or understandings, whether written or unwritten, between any executive officer and the Company, United Fire Group or MergeCo concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to the Reorganization.

ANTICIPATED ACCOUNTING TREATMENT

For accounting purposes, our reorganization into a holding company structure will be treated as a merger of entities under common control. The accounting treatment for such events is similar to the former "pooling of interests method." Accordingly, the financial position and results of operations of the Company will be included in the consolidated financial statements of United Fire Group on the same basis as currently presented.

AUTHORIZED CAPITAL STOCK

The Company's amended and restated articles of incorporation currently authorize the issuance of 75,000,000 shares of common stock and 10,000,000 shares of preferred stock. United Fire Group's articles of incorporation, which would govern the rights of our shareholders after the Reorganization, currently authorize the issuance of 75,000,000 shares of common stock and 10,000,000 shares of preferred stock. Upon completion of the Reorganization, the number of shares of United Fire Group common stock that will be outstanding will be equal to the number of shares of Company common stock outstanding immediately prior to the Reorganization. As of [   ], 2011, there were [   ] shares of common stock authorized for issuance under the Company's equity compensation plans. No other shares are presently reserved for any other purpose.

LISTING OF UNITED FIRE GROUP COMMON STOCK ON THE NASDAQ GLOBAL SELECT MARKET; DE-LISTING AND DE-REGISTRATION OF COMPANY COMMON STOCK

The completion of the Reorganization is conditioned on the approval for listing of the shares of United Fire Group common stock issued in the Reorganization (and any other shares to be reserved for issuance in connection with the Reorganization) on the NASDAQ Global Select Market. We expect that the United Fire Group common stock will trade under the ticker symbol "UFCS." In addition, United Fire Group will become a reporting company under the Exchange Act. Following the Reorganization, the Company's common stock will no longer be listed on the NASDAQ Global Select Market and will no longer be registered under the Exchange Act. In addition, the Company will cease to be a reporting company under the Exchange Act.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF UNITED FIRE GROUP FOLLOWING THE REORGANIZATION

The United Fire Group Board of Directors and the Company Board of Directors are composed of the same persons.

We expect that the executive officers of United Fire Group following the Reorganization will be the same as those of the Company immediately prior to the Reorganization.

ISSUANCES OF UNITED FIRE GROUP COMMON STOCK UNDER COMPANY PLANS

The adoption by the holders of Company common stock of the Reorganization Agreement will also constitute approval of the assumption by United Fire Group of the Company's existing stock-based compensation plans, which include the Company's 2005 Nonqualified Non-Employee Director Stock Option and Restricted Stock Plan, 2008 Stock Plan, Employee Stock Purchase Plan, 401(k) Plan and Employee Stock Ownership Plan and, where appropriate, the future issuance of shares of United Fire Group common stock in lieu of shares of Company common stock under those plans, each as amended in connection with the Reorganization without further shareholder action.

UNITED FIRE GROUP ARTICLES OF INCORPORATION

The adoption by the holders of Company common stock of the Reorganization Agreement will also constitute approval of the terms of the United Fire Group articles of incorporation in the form attached to this proxy statement/prospectus as Annex II.

RESTRICTIONS ON THE SALE OF UNITED FIRE GROUP SHARES

The shares of United Fire Group common stock to be issued in the Reorganization will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, subject to existing restrictions on certain affiliates of United Fire Group.

DESCRIPTION OF UNITED FIRE GROUP CAPITAL STOCK

United Fire Group is incorporated in the State of Iowa. The rights of shareholders of United Fire Group will generally be governed by Iowa law and United Fire Group's articles of incorporation and bylaws. The following is a summary of the material provisions of United Fire Group's articles of incorporation and bylaws. This summary is not complete and is qualified by reference to Iowa statutory and common law and the full texts of United Fire Group's articles of incorporation and bylaws, which are attached as Annexes II and III to this proxy statement/prospectus.

General

Upon the completion of the Reorganization, the authorized capital of United Fire Group will be 85,000,000 shares, consisting of 75,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, no par value per share. All of the shares issued and outstanding upon completion of the Reorganization will be fully paid and nonassessable.

Upon completion of the Reorganization, the number of shares of United Fire Group common stock that will be outstanding will be equal to the number of shares of Company common stock outstanding immediately prior to the Reorganization.

Common Stock

The Board of Directors of United Fire Group may, without further shareholder approval, issue up to 75,000,000 shares of common stock having a par value of $.001 per share.

Dividends. Subject to preferences applicable to any shares of outstanding United Fire Group preferred stock, the Board of Directors may declare dividends upon the capital stock of United Fire Group, subject to the applicable provisions, if any, of the IBCA. United Fire Group may pay dividends in cash, in property, or in shares of the capital stock, subject to the provisions of the IBCA. All shares of United Fire Group common stock are entitled to participate ratably with respect to dividends or other distributions.

Liquidation Rights. If United Fire Group is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of United Fire Group common stock are entitled to share ratably in all assets of United Fire Group available for distribution to the United Fire Group shareholders after the payment in full of any preferential amounts to which holders of any United Fire Group preferred stock may be entitled.

Voting Rights. Holders of United Fire Group common stock are entitled to one vote per share on all matters to be voted upon by shareholders. There are no cumulative voting rights. Shareholders may vote by proxy.

Other. There are no preemption, redemption, sinking fund or conversion rights applicable to the United Fire Group common stock. When issued, outstanding shares of common stock will be fully paid and non-assessable.

Preferred Stock

The Board of Directors of United Fire Group may, without further shareholder approval, issue up to 10,000,000 shares of preferred stock having no par value per share. The preferred stock may be divided into and issued in one or more series. The Board of Directors may establish and designate such series and, within the limitations prescribed by law, fix and determine the designations, powers, preferences, and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of any series. The issuance of United Fire Group preferred stock may have the effect of delaying, deferring or preventing a change of control of United Fire Group without further action by the shareholders, may discourage bids for United Fire Group common stock at a premium over the market price of United Fire Group common stock and may adversely affect the market price of, and the voting and other rights of the holders of, United Fire Group common stock.

Anti-Takeover Provisions of the Articles of Incorporation and Bylaws

United Fire Group's articles of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes in control or management. These provisions include:

- the authority of the Board of Directors to issue up to 10,000,000 shares of undesignated preferred stock and to determine the rights, preferences and privileges of these shares, without shareholder approval;

- a classified board of directors having three classes of directors, with the terms of the members of a different class of directors expiring each year and directors for that class being elected to three-year terms;

- elimination of cumulative voting;

- requiring the affirmative vote of holders of at least sixty percent (60%) of the outstanding shares of voting stock to approve any plan of merger, consolidation, or sale or exchange of all or substantially all of the assets of United Fire Group;

- requiring the affirmative vote of holders of at least sixty percent (60%) of the outstanding shares of voting stock to amend United Fire Group's articles of incorporation; and

- permitting a holder or group of holders of United Fire Group common stock who own not less than one-fifth (1/5) but less than a majority of the outstanding shares of common stock to nominate and elect that number of directors, ignoring fractions, which bears the same ratio to the number of directors to be elected as the number of shares of common stock held by such shareholders bears to the total shares of common stock outstanding, but the total number of directors so elected by minority stockholders may not exceed one less than a majority of the aggregate number of directors to be elected.

Such provisions may have the effect of delaying or preventing a change in control.

Limitation of Director Liability and Indemnification

United Fire Group's articles of incorporation and bylaws provide that a director shall not be personally liable to United Fire Group or its shareholders for monetary damages for any action taken, or any failure to

take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on United Fire Group or its shareholders; (3) a violation of section 490.833 of the IBCA, which provides that a director may be liable for certain excess distributions in excess of what may be authorized by statute; or (4) an intentional violation of criminal law. If the IBCA is amended to authorize the further elimination or limitation of the personal liability of directors, then, automatically and without any further action, the liability of a director shall be eliminated or limited to the fullest extent permitted by the IBCA. The articles of incorporation and bylaws of United Fire Group further provide that United Fire Group shall indemnify each of its directors for liability to any person for any action taken, or any failure to take any action, as a director, except liability for any of the items (1) through (4), listed above.

United Fire Group's articles of incorporation and bylaws further provide that United Fire Group shall indemnify each of its directors for liability to any person for any action taken, or any failure to take any action, as a director, except liability for any of the items (1) through (4), listed above. Furthermore, any repeal or amendment of the provisions governing limitation of director liability and indemnification shall not adversely affect any right of a director or former director arising at any time with respect to events occurring prior to such repeal or amendment.

Transfer Agent

We expect that the transfer agent for United Fire Group common stock will be Computershare Investor Services, LLC, 2 North LaSalle Street, Chicago, Illinois 60602.

The NASDAQ Global Select Market Listing

We expect that United Fire Group common stock will be listed on the NASDAQ Global Select Market under the trading symbol "UFCS."

DESCRIPTION OF COMPANY CAPITAL STOCK

The rights of shareholders of the Company are generally governed by Iowa law and the Company's Fourth Restated Articles of Incorporation, as amended, and bylaws. The following is a summary of the material provisions of the Company's Fourth Restated Articles of Incorporation, as amended, and bylaws. This summary is not complete and is qualified by reference to Iowa statutory and common law and the full texts of the Company's Fourth Restated Articles of Incorporation, as amended, and bylaws. The Company's Fourth Restated Articles of Incorporation, as amended, are incorporated by reference as Exhibits 3.2 through 3.5 to United Fire Group's Registration Statement on Form S-4 filed with the SEC on May 25, 2011. The Company's bylaws are incorporated by reference as Exhibit 3.7 to United Fire Group's Registration Statement on Form S-4 filed with the SEC on May 25, 2011.

General

The Company is authorized to issue 75,000,000 shares of common stock, $3.33⅓ par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share.

As of [   ], 2011, the Company had [   ] shares of common stock issued and outstanding. All outstanding shares of the Company's stock are fully paid and nonassessable.

Common Stock

Dividends and Distributions. Subject to preferences applicable to any shares of outstanding preferred stock, the Board of Directors may declare and pay dividends upon Company common stock, share and share alike, out of any earned surplus or net profits or other fund legally available for the declaration of dividends after making such provision, if any, as the Board of Directors may deem necessary for working capital.

Liquidation Rights. If the Company is liquidated, dissolved or wound up, voluntarily or involuntarily, holders of Company common stock are entitled to share ratably in all net assets of the Company available for

distribution to the Company shareholders after the payment in full of any preferential amounts to which holders of any Company preferred stock may be entitled.

Voting Rights. Holders of Company common stock are entitled to one vote per share on all matters to be voted upon by shareholders. There are no cumulative voting rights. Shareholders may vote by proxy.

Other. There are no preemption, redemption, sinking fund or conversion rights applicable to Company common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The Board of Directors has authority to issue 10,000,000 shares of Company preferred stock in one or more series and to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the preferences, limitations and relative rights of the series.

Anti-Takeover Provisions of the Articles of Incorporation and Bylaws

The Company's Fourth Restated Articles of Incorporation, as amended, and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes in control or management. These provisions include:

- the authority of the Board of Directors to issue up to 10,000,000 shares of undesignated preferred stock and to determine the rights, preferences and privileges of these shares, without shareholder approval;

- a classified board of directors having three classes of directors, with the terms of the members of a different class of directors expiring each year and directors for that class being elected to three-year terms;

- elimination of cumulative voting;

- requiring the affirmative vote of holders of at least two-thirds (2/3) of the outstanding shares of voting stock to approve any plan of merger, consolidation, or sale or exchange of all or substantially all of the assets of the Company;

- requiring the affirmative vote of holders of at least two-thirds (2/3) of the outstanding shares of voting stock to amend the Company's articles of incorporation; and

- permitting a holder or group of holders of Company common stock who own not less than one-fifth (1/5) but less than a majority of the outstanding shares of common stock to nominate and elect that number of directors, ignoring fractions, which bears the same ratio to the number of directors to be elected as the number of shares of common stock held by such shareholders bears to the total shares of common stock outstanding, but the total number of directors so elected by minority stockholders may not exceed one less than a majority of the aggregate number of directors to be elected.

Such provisions may have the effect of delaying or preventing a change in control.

Limitation of Director Liability and Indemnification

The Company's Fourth Restated Articles of Incorporation, as amended, and bylaws provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Company or its shareholders; (3) a violation of section 490.833 of the IBCA, which provides that a director may be liable for certain excess distributions in excess of what may be authorized by statute; or (4) an intentional violation of criminal law. If the IBCA is amended to authorize the further elimination or

limitation of the personal liability of directors, then, automatically and without any further action, the liability of a director of shall be eliminated or limited to the fullest extent permitted by the IBCA.

The Company's Fourth Restated Articles of Incorporation, as amended, and bylaws further provide that the Company shall indemnify each of its directors for liability to any person for any action taken, or any failure to take any action, as a director, except liability for any of the items (1) through (4), listed above. Furthermore, any repeal or amendment of the provisions governing limitation of director liability and indemnification shall not adversely affect any right of a director or former director arising at any time with respect to events occurring prior to such repeal or amendment.

Transfer Agent

The transfer agent for Company common stock is Computershare Investor Services, LLC, 2 North LaSalle Street, Chicago, Illinois 60602.

The NASDAQ Global Select Market Listing

Company common stock is listed on the NASDAQ Global Select Market under the trading symbol "UFCS."

COMPARATIVE RIGHTS OF HOLDERS OF UNITED FIRE GROUP CAPITAL STOCK AND COMPANY CAPITAL STOCK

At the effective time of the merger, Company common stock will be converted on a one-for-one basis into United Fire Group common stock. As a result, United Fire Group's articles of incorporation and bylaws will govern the rights of the former holders of Company common stock who receive shares of United Fire Group common stock pursuant to the Reorganization. The rights of Company shareholders are currently governed by the IBCA and common law, the Company's Fourth Restated Articles of Incorporation, as amended, and the Company's bylaws. After completion of the Reorganization, the rights of United Fire Group shareholders (i) will continue to be governed by the IBCA and common law and (ii) will be governed by United Fire Group's articles of incorporation and bylaws.

The following table summarizes and compares the material rights that Company shareholders currently have and the rights that they will have as shareholders of United Fire Group following the Reorganization. This summary is qualified in its entirety by reference to the full text of United Fire Group's articles of incorporation and bylaws, and the Company's Fourth Restated Articles of Incorporation, as amended, and bylaws. For detailed descriptions of the capital stock of the Company and United Fire Group, see "Description of United Fire Group Capital Stock" and "Description of Company Capital Stock" on pages 15 to 19 of this proxy statement/prospectus.

	Rights of Holders of Company Common Stock	Rights of Holders of United Fire Group, Inc. Common Stock
Capitalization:	The Company is authorized to issue 75,000,000 shares of common stock having a par value of $3.33⅓ per share and 10,000,000 shares of serial preferred stock, having no par value per share.	United Fire Group is authorized to issue 75,000,000 shares of common stock having a par value of $.001 per share and 10,000,000 shares of serial preferred stock, having no par value per share.
Voting Rights:	Company common shareholders are entitled to one vote for each share. The Company's articles of incorporation, as amended, do not provide for cumulative voting for the election of directors.	United Fire Group common shareholders are entitled to one vote for each share. United Fire Group's articles of incorporation do not provide for cumulative voting for the election of directors.

	Rights of Holders of Company Common Stock	Rights of Holders of United Fire Group, Inc. Common Stock
Proportionate Representation:	The holder or holders, jointly or severally, of not less than one-fifth but less than a majority of the shares of Company common stock shall be entitled to nominate directors for election at the annual shareholders meeting. In the event such nomination is made there shall be elected, to the extent that the total number to be elected is divisible, such proportionate number from the persons so nominated as the shares of stock held by persons making such nominations bear to the whole number of shares issued; provided, the holder or holders of the minority shares of stock shall only be entitled to one-fifth (disregarding fractions) of the total number of directors to be elected for each one-fifth of the entire capital stock of the Company held by them. This shall not be construed to prevent the holders of a majority of the Company common stock from electing the majority of the directors to be elected.	The holder or holders, jointly or severally, of not less than one-fifth but less than a majority of the shares of United Fire Group common stock shall be entitled to nominate directors for election at the annual shareholders meeting. In the event such nomination is made there shall be elected, to the extent that the total number to be elected is divisible, such proportionate number from the persons so nominated as the shares of stock held by persons making such nominations bear to the whole number of shares issued; provided, the holder or holders of the minority shares of stock shall only be entitled to one-fifth (disregarding fractions) of the total number of directors to be elected for each one-fifth of the entire capital stock of United Fire Group held by them. This shall not be construed to prevent the holders of a majority of the United Fire Group common stock from electing the majority of the directors to be elected.
Quorum:	A majority of the Company common stock outstanding represented in person or by written proxy shall constitute a quorum for the transaction of business.	A majority of the United Fire Group common stock outstanding represented in person or by written proxy shall constitute a quorum for the transaction of business.
Number of Directors:	The number of directors shall not be fewer than nine nor more than 15 persons, and the size of the Board of Directors shall be established within that range annually by the shareholders at the annual meeting.	The number of directors shall not be fewer than nine nor more than 15 persons. Within that range, the size of the Board of Directors is determined by the shareholders at the annual meeting or by the Board of Directors. The Board of Directors shall not increase the size of the Board of Directors by more than one (1) director in any year. All director nominees must meet the qualifications for directors set from time to time by the Board of Directors.
Nominations of Directors and Business at Annual and Special Meetings:	The Company's articles and bylaws do not specifically provide a process for shareholders to nominate candidates for director or to propose business to be considered at a meeting of the shareholders.	United Fire Group's bylaws provide an exclusive process for shareholders to nominate persons for election to the Board of Directors and to propose business to be considered by the shareholders at an annual or special meeting of shareholders. The bylaws require all board nominees to meet qualifications specified by the Board of Directors.

	Rights of Holders of Company Common Stock	Rights of Holders of United Fire Group, Inc. Common Stock
Removal of Directors:	The Company's articles of incorporation and bylaws do not include provisions limiting removal of directors.	United Fire Group's articles of incorporation and bylaws do not include provisions limiting removal of directors.
Classification of Board of Directors:	The Company's articles of incorporation provide for directors to be divided into three classes, as nearly equal in the number of directors as possible, with the directors in each class serving a three-year term.	United Fire Group's articles of incorporation provide for directors to be divided into three classes, as nearly equal in the number of directors as possible, with the directors in each class serving a three-year term.
Filling Vacancies on the Board of Directors:	Vacancies in the Board of Directors occurring between annual meetings may be filled by the Board of Directors for the remainder of the unexpired term of the director whose office is vacated.	Vacancies in the Board of Directors, whether arising through death, resignation or removal of a director, or newly created directorships resulting from any increase in the authorized number of directors, shall be filled by a majority of the directors then in office, or by a sole remaining director. A director so chosen shall hold office for the unexpired portion of the term of the director replaced, provided, however, that in the case of a directorship created by the Board of Directors, the director so chosen shall be assigned to that class of directors the terms of which expire at the next annual meeting of the shareholders.
Compensation:	The Company's bylaws provide that compensation of directors shall be determined by the Board of Directors, with the exception of the Chairman, whose compensation is determined by the Compensation Committee. The basis of such compensation shall be an annual stipend plus a fixed amount for attendance at each directors meeting. With the exception of the annual stipend, no compensation shall be allowed or paid to any director not in attendance at any meeting. No director shall receive a fee for services as such if such director draws a salary from the Company as an officer or employee.	United Fire Group's bylaws provide that subject to the requirements of applicable law and NASDAQ (collectively the "Requirements"), the directors may be compensated for their service as directors and as members of committees of the board of directors and for chairing the board of any such committee. Such compensation may take the form of board and committee retainer fees, attendance fees, fees for chairing the Board of Directors or any such committees of the Board of Directors, stock awards, stock options, stock appreciation rights and any other lawful form of compensation.
Record Date:	The Company's Board of Directors may fix, in advance, a record date, which shall not be more than 60 or less than 10 days before the date of any shareholder meeting, and not more than 70 days prior to any other action.	United Fire Group's Board of Directors may fix, in advance, a record date, which shall not be more than 60 or less than 10 days before the date of any shareholder meeting, and not more than 70 days prior to any other action.

	Rights of Holders of Company Common Stock	Rights of Holders of United Fire Group, Inc. Common Stock
Notice of Meetings:	Each Company shareholder entitled to vote must be given written notice of each annual or special meeting, stating the place, date, time and purpose(s) of the meeting, not less than 10 nor more than 60 days before the date of the meeting.	Each United Fire Group shareholder entitled to vote must be given written notice of each annual or special meeting, stating the place, date, time and purpose(s) of the meeting, not less than 10 nor more than 60 days before the date of the meeting.
Amendments to Articles:	Amendments to the Company's articles of incorporation shall require the affirmative vote of two-thirds (2/3) of Company common stock issued and outstanding.	Amendments to United Fire Group's articles shall require the affirmative vote of sixty percent (60%) of United Fire Group common stock issued and outstanding.
Amendments to Bylaws:	The bylaws of the Company may be altered, amended or repealed and new bylaws may be adopted at any meeting of the Board of Directors by a majority vote of the directors present at the meeting. The IBCA permits shareholders to amend the bylaws.	United Fire Group's bylaws may be altered, amended or repealed and new bylaws may be adopted at any meeting of the Board of Directors by a majority vote of the directors present at the meeting. The IBCA permits shareholders to amend the bylaws.
Special Shareholders' Meetings:	The Company's articles of incorporation provide that special meetings shall be called by the president of the Company or 51% of the shareholders.	United Fire Group's articles of incorporation provide that special meetings shall be called by the Chairman, the Board of Directors, or 30% of the shareholders.
Approval for Business Combinations:	The Company's articles of incorporation require the affirmative vote of two-thirds (2/3) of all outstanding shares of common stock to approve any plan of merger, consolidation, or sale or exchange of all or substantially all of the assets.	United Fire Group's articles of incorporation require the affirmative vote of sixty percent (60%) of all outstanding shares of United Fire Group to approve any plan of merger, consolidation, or sale or exchange of all or substantially all of the assets.

	Rights of Holders of Company Common Stock	**Rights of Holders of United Fire Group, Inc. Common Stock**
Limitation of Personal Liability of Directors:	The Company's articles of incorporation and bylaws provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Company or its shareholders; (3) a violation of section 490.833 of the IBCA, which provides that a director may be liable for certain excess distributions in excess of what may be authorized by statute; or (4) an intentional violation of criminal law. If the IBCA is amended to authorize further elimination or limitation of the personal liability of directors, then, automatically and without any further action, the liability of a director shall be eliminated or limited to the fullest extent permitted by the IBCA.	United Fire Group's articles of incorporation, as amended, and bylaws provide that a director shall not be personally liable to United Fire Group or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on United Fire Group or its shareholders; (3) a violation of section 490.833 of the IBCA, which provides that a director may be liable for certain excess distributions in excess of what may be authorized by statute; or (4) an intentional violation of criminal law. If the IBCA is amended to authorize further elimination or limitation of the personal liability of directors, then, automatically and without any further action, the liability of a director shall be eliminated or limited to the fullest extent permitted by the IBCA.
Indemnification of Directors and Officers:	The articles of incorporation of the Company provide that the Company shall indemnify each of its directors for liability to any person for any action taken, or any failure to take any action, as a director, except liability for any of the items (1) through (4), listed under "Limitation of Personal Liability of Directors," above. Furthermore, any repeal or amendment of the provisions governing limitation of director liability and indemnification shall not adversely affect any right of a director or former director arising at any time with respect to events occurring prior to such repeal or amendment.	The articles of incorporation and bylaws of United Fire Group provide that United Fire Group shall indemnify each of its directors for liability to any person for any action taken, or any failure to take any action, as a director, except liability for any of the items (1) through (4), listed under "Limitation of Personal Liability of Directors," above. Furthermore, any repeal or amendment of the provisions governing limitation of director liability and indemnification shall not adversely affect any right of a director or former director arising at any time with respect to events occurring prior to such repeal or amendment.

	Rights of Holders of Company Common Stock	**Rights of Holders of United Fire Group, Inc. Common Stock**
Closing Transfer Books:	The Company's articles of incorporation provide that for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividends, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, not exceeding sixty (60) days. If the stock transfer books shall be closed for such purpose, such books shall be closed for at least ten (10) days immediately preceding such meeting.	The articles of incorporation of the United Fire Group do not address closing of the stock transfer books. The bylaws of the United Fire Group provide that for the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividends, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, not exceeding sixty (60) days. If the stock transfer books shall be closed for such purpose, such books shall be closed for at least ten (10) days immediately preceding such meeting.
Consideration for stock:	The Company's articles of incorporation provide (i) that no stock shall be issued until the Company has received the payment in full therefor in cash or property, provided, however, that when stock is to be issued for anything other than money such issue of stock must be approved by the Insurance Commissioner of the State of Iowa and (ii) that without action by or consent of the shareholders, the Board of Directors may issue all or so much of the authorized common stock for such consideration as it shall determine, but not less than par value thereof, and any and all such stock so issued, when the consideration therefor as so fixed by the Board of Directors has been fully paid or delivered, shall be fully paid stock and not liable to any further call or assessment.	The articles of incorporation of United Fire Group do not contain any provisions concerning consideration for stock.
Shareholder's Private Property Exempt from Corporate Debts:	The Company's articles of incorporation provide that the private property of the shareholders of the Company shall not be liable for corporate debts.	The articles of incorporation of United Fire Group do not contain any provision expressly excepting a shareholder's private property from corporate debts, as the IBCA provides these shareholder protections.

	Rights of Holders of Company Common Stock	Rights of Holders of United Fire Group, Inc. Common Stock
Examination of Books by Shareholders	The Company's bylaws do not have provisions regarding examination of books by shareholders.	United Fire Group's bylaws provide that the Board of Directors shall, subject to the laws of the State of Iowa, have power to determine from time to time, whether and to what extent and under what conditions and regulations the accounts and books of United Fire Group shall be open to the inspection of the shareholders; and no shareholder shall have any right to inspect any book or document of United Fire Group, except as conferred by the laws of the State of Iowa, unless and until authorized so to do by resolution of the Board of Directors or of the shareholders of United Fire Group.
Registered Shareholders:	The Company's bylaws do not have provisions regarding recognition of registered shareholders.	United Fire Group's bylaws provide that the United Fire Group shall be entitled to treat the holder of record of any shares of stock as the holder in fact of the shares and accordingly, shall not be bound to recognize any equitable or other claims to or interest in such shares on the part of any other person whether or not it shall have express or other notice thereof.

VOTE REQUIRED AND BOARD RECOMMENDATION

Approval of the Reorganization Proposal requires the affirmative vote of two-thirds of the shares (represented either in person or by proxy) entitled to vote in the election at a meeting at which a quorum is present.

After careful consideration, our Board of Directors has determined
that creation of a holding company offers a net benefit to our shareholders.
Our Board of Directors has approved the Reorganization Proposal,
has determined that the terms of the Reorganization Agreement
and the Reorganization are advisable and in the best interest of our shareholders,
and has adopted and approved the Reorganization Agreement.

Our Board of Directors unanimously recommends a vote
FOR
the Reorganization Proposal.

Your shares will be voted FOR the Reorganization Proposal unless you specifically
direct your proxy to vote against or abstain with respect to the Reorganization Proposal.

PROPOSAL TWO – ADJOURNMENT OF THE SPECIAL MEETING

APPROVAL OF THE ADJOURNMENT OF THE SPECIAL MEETING

Our shareholders are being asked to consider and vote on a proposal to adjourn the Special Meeting, if necessary, in the event that there are not sufficient votes at the time of the Special Meeting to approve the adoption of the Reorganization Agreement. The affirmative vote of the holders of at least a majority of Company common stock represented in person or by proxy at the special meeting and entitled to vote thereat is required to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies.

Our Board of Directors recommends a vote
FOR
the approval of the adjournment of the Special Meeting, if necessary,
to solicit additional proxies, in the event that there
are not sufficient votes at the time of the Special Meeting to adopt the Reorganization Agreement.

Your shares will be voted FOR the adjournment of the Special Meeting unless you specifically direct your proxy to vote against or abstain with respect to the Reorganization Proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of October 28, 2011, with respect to the ownership of the Company's $3.33⅓ par value common stock by principal security holders.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Dee Ann McIntyre 1218 Bishops Lodge Road Santa Fe, New Mexico 87501-1099	3,475,794[1]	13.52%
Common	Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, California 90401	2,198,188[2]	8.39
Common	BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,570204[3]	5.99
Common	EARNEST Partners LLC 75 Fourteenth Street, Suite 2300 Atlanta, Georgia 30309	1,411,347[4]	5.39

---

(1) The number of securities beneficially owned by Mrs. McIntyre includes: 2,445,256 for which Mrs. McIntyre holds sole voting and investment power; 519,863 for which Mrs. McIntyre holds shared voting and investment power; 449,675 shares owned by the Dee Ann McIntyre Trust of which Mrs. McIntyre is a lifetime beneficiary; and 61,000 stock options that are exercisable by Mrs. McIntyre on or before sixty (60) days from the date of this proxy statement.
(2) Based on Schedule 13F filed with the SEC on August 8, 2011.
(3) Based on Schedule 13F filed with the SEC on July 27, 2011.
(4) Based on Schedule 13F filed with the SEC on August 12, 2011.

The following table sets forth certain information regarding the beneficial ownership of the Company's $3.33⅓ par value common stock as of August 19, 2011, with respect to each of our directors, its named executive officers, and all of its directors and executive officers as a group.

As of October 28, 2011, we had 25,502,667 shares of $3.33⅓ par value common stock outstanding. Except as otherwise indicated, each of the shareholders listed in the following table has sole voting and investment power over the shares beneficially owned.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Class
Common	Christopher R. Drahozal	910,513 [2]	3.57%
Common	Barrie W. Ernst	36,456 [3], [4]	0.14
Common	Jack B. Evans	37,726 [5]	*
Common	Thomas W. Hanley	16,481 [6]	*
Common	Douglas M. Hultquist	6,145 [7]	*
Common	Dianne M. Lyons	31,532 [4], [8]	0.12
Common	Casey D. Mahon	19,762 [9]	*
Common	George D. Milligan	18,463 [10]	*
Common	James W. Noyce	3,545 [11]	*
Common	Mary K. Quass	14,478 [12]	*
Common	Randy A. Ramlo	49,345 [13]	0.19
Common	John A. Rife	617,846 [14]	2.42
Common	Neal R. Scharmer	16,877 [4], [15]	0.07
Common	Kyle D. Skogman	24,028 [16]	*
Common	Michael T. Wilkins	459,172 [4], [17]	1.80
Common	Frank S. Wilkinson Jr.	23,171 [18]	*
Common	All directors and executive officers as a group (includes 18 persons)	1,789,232 [19]	7.02%

* Indicates directors with ownership of less than 1% percent.

(1) Except as otherwise indicated, each person has sole voting and investment power with respect to the number of shares indicated. The inclusion in this table of any shares as beneficially owned does not constitute admission of beneficial ownership for Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

(2) Includes 2,674 shares owned jointly by Mr. Drahozal and his wife; 243,086 shares owned individually by Mr. Drahozal's wife; 74,714 shares owned in accounts for the benefit of Mr. Drahozal's children; 511,863 shares owned by the McIntyre Foundation, for which Mr. Drahozal's wife serves as one of four directors; 66,898 shares owned by the J. Scott McIntyre Trust FBO the Kaye Drahozal Family, for which Mr. Drahozal and his wife serve as co-trustees; and 11,278 stock options that are exercisable by Mr. Drahozal on or before sixty (60) days from the date of this proxy statement. None of Mr. Drahozal's shares are pledged as security.

(3) Includes 5,221 shares held in a Company 401(k) account for Mr. Ernst's benefit; 340 shares owned in an ESOP account for Mr. Ernst's benefit; 1,027 shares held individually by Mr. Ernst's wife; and 29,868 stock options that are exercisable by Mr. Ernst on or before sixty (60) days from the date of this proxy statement. None of Mr. Ernst's shares are pledged as security.

(4) The number of shares indicated as being held in the Company's 401(k) account for the benefit of a specific individual is the approximate number of shares of common stock for which that individual has the right to direct the vote under the 401(k) Plan. Such shares are not directly allocated to the 401(k) Plan participants, but instead are held in a unitized fund consisting primarily of stock, together with a small percentage of short-term investments. 401(k) Plan participants acquire units of this fund.

(5) Includes 23,950 shares held individually by Mr. Evans; 3,674 shares held in an individual retirement account for Mr. Evans' benefit; 2,024 shares held in an IRA account for the benefit of Mr. Evans' wife; and 8,078 stock options that are exercisable by Mr. Evans on or before sixty (60) days from the date of this proxy statement. None of Mr. Evans' shares are pledged as security.

(6) Includes 203 shares owned individually by Mr. Hanley; 5,000 shares held in an individual retirement account for Mr. Hanley's benefit; and 11,278 stock options that are exercisable by Mr. Hanley on or before sixty (60) days from the date of this proxy statement. None of Mr. Hanley's shares are pledged as security.

(7) Includes 2,200 shares owned individually by Mr. Hultquist and 3,945 stock options that are exercisable by Mr. Hultquist on or before sixty (60) days from the date of this proxy statement. None of Mr. Hultquist's shares are pledged as security.

(8) Includes 654 shares owned individually by Ms. Lyons; 1,914 shares held in a Company 401(k) account for Ms. Lyons benefit; 1,241 shares held in an ESOP account for Ms. Lyons' benefit and 27,723 options that are exercisable by Ms. Lyons on or before sixty (60) days from the date of this proxy statement. None of Ms. Lyons' shares are pledged as security.

(9) Includes 9,484 shares owned individually by Ms. Mahon; 1,000 shares held in an individual retirement account for Ms. Mahon's benefit; and 9,278 stock options that are exercisable by Ms. Mahon on or before sixty (60) days from the date of this proxy statement. None of Ms. Mahon's shares are pledged as security.

(10) Includes 7,185 shares owned individually by Mr. Milligan and 11,278 options that are exercisable by Mr. Milligan on or before sixty (60) days from the date of this proxy statement. None of Mr. Milligan's shares are pledged as security.

(11) Includes 2,000 shares owned individually by Mr. Noyce; 1,000 shares held in a revocable trust account for Mr. Noyce's spouse; and 545 options that are exercisable by Mr. Noyce on or before sixty (60) days from the date of this proxy statement. None of Mr. Noyce's shares are pledged as security.

(12) Includes 2,200 shares owned individually by Ms. Quass and 12,278 options that are exercisable by Ms. Quass on or before sixty (60) days from the date of this proxy statement. None of Ms. Quass' shares are pledged as security.

(13) Includes 2,317 shares owned individually by Mr. Ramlo; 900 shares owned jointly by Mr. Ramlo and his wife; 350 shares owned individually by Mr. Ramlo's wife; 1,574 shares held in an ESOP account for Mr. Ramlo's benefit; and 44,204 options that are exercisable by Mr. Ramlo on or before sixty (60) days from the date of this proxy statement. None of Mr. Ramlo's shares are pledged as security.

(14) Includes 25,061 shares owned jointly by Mr. Rife and his wife; 1,256 shares owned individually by Mr. Rife's wife; 4,121 shares held in an individual retirement account for Mr. Rife's benefit; 511,863 shares owned by the McIntyre Foundation, for which Mr. Rife serves as one of four directors; and 75,545 options that are exercisable by Mr. Rife on or before sixty (60) days from the date of this proxy statement. None of Mr. Rife's shares are pledged as security.

(15) Includes 1,000 shares held individually by Mr. Scharmer; 371 shares held in a Company 401(k) account for Mr. Scharmer's benefit; 723 shares held in an ESOP account for Mr. Scharmer's benefit; and 14,783 options that are exercisable by Mr. Scharmer on or before sixty (60) days from the date of this proxy statement. None of Mr. Scharmer's shares are pledged as security.

(16) Includes 9,900 shares owned by a trust for Mr. Skogman's benefit; 1,000 shares owned in a trust for the benefit of Mr. Skogman's wife; 200 shares held in an individual retirement account for Mr. Skogman's benefit; 670 shares held in a simplified employee pension account for Mr. Skogman's benefit; 730 shares owned jointly by Mr. Skogman and his wife; 500 shares owned by Mr. Skogman's wife; 150 shares held in an individual retirement account for the benefit of Mr. Skogman's wife; and 10,878 options that are exercisable by Mr. Skogman on or before sixty (60) days from the date of this proxy statement. None of Mr. Skogman's shares are pledged as security.

(17) Includes 3,373 shares owned individually by Mr. Wilkins; 2,088 shares held in a Company 401(k) account for Mr. Wilkins' benefit; 226,375 shares held in the United Fire Group Employee Stock Ownership Plan for which Mr. Wilkins serves as one of two plan trustees (only 1,652 of these plan shares are held for Mr. Wilkins' benefit); 202,058 shares held in the United Fire Group Pension Plan for which Mr. Wilkins serves as one of two plan trustees (none of these plan shares are held specifically for Mr. Wilkins' benefit); and 25,278 options that are exercisable by Mr. Wilkins on or before sixty (60) days from the date of this proxy statement. Mr. Wilkins disclaims beneficial ownership of any shares owned by either the United Fire Group Employee Stock Ownership Plan or the United Fire Group Pension Plan that are not held specifically for his benefit. None of Mr. Wilkins' shares are pledged as security.

(18) Includes 10,893 shares owned jointly by Mr. Wilkinson and his wife and 12,278 options that are exercisable by Mr. Wilkinson on or before sixty (60) days from the date of this proxy statement. None of Mr. Wilkinson's shares are pledged as security.

(19) Because the 511,863 shares owned by the McIntyre Foundation are attributed to both Mr. Drahozal's and Mr. Rife's beneficial ownership total, we have deducted 511,863 shares from the total number of shares owned by all officers and directors to eliminate double counting.

VALIDITY OF SHARES

Bradley & Riley PC, Cedar Rapids, Iowa, will pass upon the validity of the shares of United Fire Group common stock offered by this proxy statement/prospectus.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of our internal control over financial reporting as of December 31, 2010, as set forth in their reports, which are incorporated by reference in our proxy statement, which is referred to and made a part of this prospectus and registration statement. Our consolidated financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

With respect to our unaudited consolidated interim financial information included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011, respectively, which are incorporated by reference in our proxy statement, which is referred to and made a part of this prospectus and registration statement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 10, 2011, August 5, 2011, and November 4, 2011, which are included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011, and September 30, 2011, respectively, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

DELIVERY OF PROXY STATEMENT AND NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports to stockholders with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report to stockholders addressed to those stockholders. This process, commonly referred to as "householding," provides cost savings for companies. We and some brokers household proxy materials and annual reports to stockholders unless contrary instructions have been received from the affected stockholders. Once you have received notice from us, your broker, or other designated intermediary that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report to stockholders, please notify your broker, or notify us by calling our transfer agent at (800)-542-1061, or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s).

Stockholders who currently receive multiple copies of the proxy statement or annual report to stockholders at their address and would like to request "householding" of their communications should contact their broker or, if a stockholder is a registered holder of shares of common stock, he or she should submit a written request to or call Householding Department, 51 Mercedes Way, Edgewood, New York 11717, telephone number (800)-542-1061.

Upon written or oral request to us, we will provide you a copy of the proxy statement and annual report to stockholders. If you are currently receiving multiple copies of our proxy statement or annual report to stockholders, and you wish to receive only a single copy, you may make that request by contacting us. Upon written or oral request, we will promptly deliver a separate copy of the proxy statement and annual report to stockholders at a shared address to which a single copy was delivered. To contact us, you may write to or call United Fire Group, Attn: Investor Relations, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909, telephone number (319) 399-5700.

Electronic versions of this proxy statement/prospectus are available to shareholders on our public website, **www.unitedfiregroup.com** by selecting "Investor Relations," then "Financial Information" then "Annual Report and Proxy."

ADDITIONAL INFORMATION

Registration Statement

United Fire Group has filed a registration statement on Form S-4 to register with the SEC the shares of common stock of United Fire Group into which each outstanding share of common stock of the Company will be converted automatically in the Reorganization. This proxy statement/prospectus is part of that registration

statement and constitutes a prospectus of United Fire Group, in addition to being a proxy statement of the Company for the Special Meeting.

Documents Incorporated by Reference

The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately by the Company with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus except for any information superseded by information in this proxy statement/prospectus or in any document subsequently filed with the SEC that is also incorporated by reference. This proxy statement/prospectus incorporates by reference the documents set forth below, including the exhibits that these documents specifically incorporate by reference, that the Company has previously filed with the SEC. These documents contain important information about the Company and its financial performance.

- Annual Report on Form 10-K for the year ended December 31, 2010
- Quarterly Reports on Form 10-Q for the periods ended March 31, 2011, June 30, 2011, and September 30, 2011
- Reports on Form 8-K filed by the Company with the SEC on March 17, 2011, March 28, 2011, March 30, 2011, April 15, 2011, May 2, 2011, May 19, 2011, May 25, 2011, May 31, 2011, June 29, 2011, August 22, 2011, August 30, 2011, September 8, 2011, and October 31, 2011; and the reports on Form 8-K/A filed by the Company with the SEC on July 5, 2011, August 19, 2011, August 22, 2011 and October 7, 2011
- All reports and definitive proxy or information statements filed by the Company or United Fire Group pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and before the date of the Special Meeting.

Following the Reorganization described in this proxy statement/prospectus, United Fire Group will become subject to the same informational requirements as the Company is prior to the Reorganization, and will file annual, quarterly and special reports, proxy statements and other information with the SEC in accordance with the Exchange Act and the NASDAQ Global Select Market pursuant to the Exchange Act and NASDAQ Listing Rules. The Company does not expect to be subject to such requirements following the Reorganization.

The incorporated information that is not included in or being delivered with this proxy statement/ prospectus is available to you without charge upon your written or oral request. You can obtain any document that is incorporated by reference in this proxy statement/prospectus, excluding all exhibits that have not been specifically incorporated by reference, by requesting it in writing or by telephone from us at the following address or telephone number:

United Fire & Casualty Company
118 Second Avenue SE
Cedar Rapids, Iowa 52401
Telephone: (319) 399-5700
Attn: Investor Relations

or by visiting our website at www.unitedfiregroup.com. Information on United Fire & Casualty Company's website is not incorporated by reference into this proxy statement/prospectus or made a part hereof for any purpose.

You may read and copy any of the information on file with the SEC at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. The Company's SEC filings are also available on the SEC's web site located at **http://www.sec.gov**.

Electronic versions of this proxy statement/prospectus are available to shareholders on our public website, **www.unitedfiregroup.com** by selecting "Investor Relations," then "Financial Information" then "Annual Report and Proxy."

ANNEX I

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") entered into as of the 24th day of May, 2011, by and between UNITED FIRE & CASUALTY COMPANY, an Iowa corporation ("UFC"), UNITED FIRE GROUP, INC., an Iowa corporation ("HoldingCo") and UFC MERGECO, INC., an Iowa corporation ("MergeCo").

RECITALS

A.   As of the date hereof, the authorized capital stock of UFC consists of (i) 75,000,000 shares of common stock, par value $3.33⅓ per share ("UFC Common Stock"), of which approximately 26,134,933 shares are issued and outstanding, approximately 1,025,191 shares are reserved for issuance under UFC's Plans (as defined below) and upon exercise of outstanding UFC Awards (as defined below) and no shares are held in treasury, and (ii) 10,000,000 shares of preferred stock, no par value per share ("UFC Preferred Stock"), of which none is outstanding.

B.   As of the date hereof, the authorized capital stock of HoldingCo consists of (i) 75,000,000 shares of common stock, par value $0.001 per share ("HoldingCo Common Stock"), of which 100 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, no par value per share ("HoldingCo Preferred Stock"), of which none is outstanding.

C.   As of the date hereof, all of the issued and outstanding common stock of MergeCo ("MergeCo Common Stock") is held by HoldingCo.

D.   HoldingCo and MergeCo are newly formed entities organized for the purpose of participating in the transactions herein contemplated.

E.   The Board of Directors of each of UFC, HoldingCo and MergeCo has unanimously determined that it is advisable and in the best interests of their respective securityholders to reorganize to create a new holding company structure by merging UFC with MergeCo, with UFC being the surviving entity (sometimes hereinafter referred to as the "Surviving Company"), and converting each outstanding share of UFC Common Stock into one share of HoldingCo Common Stock, all in accordance with the terms of this Agreement.

F.   The Boards of Directors of each of HoldingCo, UFC and MergeCo and the sole shareholder of each of HoldingCo and MergeCo have all approved this Agreement and the merger of UFC with MergeCo upon the terms and subject to the conditions set forth in this Agreement (the "Merger").

G.   The Boards of Directors of each of UFC and MergeCo have declared advisable this Agreement and the Merger upon the terms and subject to the conditions set forth in this Agreement, and the Boards of Directors of each of UFC and MergeCo has unanimously determined to recommend to the shareholders of UFC and MergeCo the adoption of this Agreement and the approval of the Merger, subject to the terms and conditions hereof and in accordance with the provisions of the Iowa Business Corporation Act (the "IBCA").

H.   The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code, as well as a transaction to which Section 351(a) of the Code applies.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained in this Agreement, and intending to be legally bound hereby, UFC, HoldingCo and MergeCo hereby agree as follows:

1.   The Merger.

        a.   The Merger. In accordance with Section 1102 of the IBCA, and subject to and upon the terms and conditions of this Agreement, UFC shall, at the Effective Time (as defined below), be merged with MergeCo, the separate corporate existence of MergeCo shall cease, and UFC shall continue as the Surviving Company. At the Effective Time, the effect of the Merger shall be as provided in Section 1107 of the IBCA.

b.   Effective Time. The Merger shall become effective upon the filing of Articles of Merger with the Secretary of State of the State of Iowa or a later date specified therein (the "Effective Time").

c.   Organizational Documents of the Surviving Company.

(i)   From and after the Effective Time, the amended and restated articles of incorporation of UFC, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the articles of incorporation of the Surviving Company until thereafter amended as provided therein or by applicable law.

(ii)   From and after the Effective Time, the amended and restated bylaws of UFC, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the bylaws of the Surviving Company (the "Surviving Company Bylaws") until thereafter amended as provided therein or by applicable law.

d.   Directors. The directors of UFC immediately prior to the Effective Time shall be the initial directors of the Surviving Company and will hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Company Bylaws or as otherwise provided by law.

e.   Officers The officers of UFC immediately prior to the Effective Time shall be the initial officers of the Surviving Company and will hold office from the Effective Time until their successors are duly elected or appointed and qualified in the manner provided in the Surviving Company Bylaws or as otherwise provided by law.

f.   Directors and Officers of HoldingCo. Prior to the Effective Time, UFC in its capacity as the sole shareholder of HoldingCo, agrees to take or cause to be taken all such actions as are necessary to cause those persons serving as the directors and executive officers of UFC immediately prior to the Effective Time to be elected or appointed as the directors and executive officers of HoldingCo, each such person to have the same office(s) with HoldingCo (and the same committee memberships in the case of directors) as he or she held with UFC, with the directors serving in the same class that they serve with UFC to serve until the earlier of the next meeting of the HoldingCo shareholders at which an election of directors of such class is held and until their successors are elected or appointed (or their earlier death, disability or retirement).

g.   Additional Actions. Subject to the terms of this Agreement, the parties hereto shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger and to comply with the requirements of the IBCA. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of MergeCo or UFC acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of each of MergeCo and UFC, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of MergeCo and UFC or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

h.   Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of HoldingCo, MergeCo, UFC or the holder of any of the following securities:

(i)   Each share of UFC Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares held in treasury, if any, which shall be automatically cancelled and retired without the payment of any consideration therefor) shall be converted into one duly issued, fully paid and nonassessable share of HoldingCo Common Stock (the "Merger Consideration").

(ii)   The MergeCo common stock held by HoldingCo will automatically be converted into, and thereafter represent, 100% of the common stock of the Surviving Company.

(iii)   Each share of HoldingCo Common Stock owned by UFC immediately prior to the Merger shall automatically be cancelled and retired and shall cease to exist.

(iv)   From and after the Effective Time, holders of certificates formerly evidencing UFC Common Stock shall cease to have any rights as shareholders of UFC, except as provided by law; provided, however, that such holders shall have the rights set forth in Section 1(j), below.

(v)   In accordance with Section 490.1302(2)(a) of the IBCA, no appraisal rights shall be available to holders of UFC Common Stock in connection with the Merger.

i.   No Surrender of Certificates; Direct Registration of HoldingCo Common Stock. At the Effective Time, each outstanding share of UFC Common Stock (other than any shares of UFC Common Stock to be cancelled in accordance with Section 1(h)(i)) shall automatically represent the same number of shares of HoldingCo Common Stock without any further act or deed by the shareholders of UFC or HoldingCo, and record of such ownership shall be kept in uncertificated, book entry form by HoldingCo's transfer agent. Until thereafter surrendered for transfer or exchange in the ordinary course, each outstanding certificate that, immediately prior to the Effective Time, evidenced UFC Common Stock shall, from and after the Effective Time, be deemed and treated for all corporate purposes to evidence the ownership of the same number of shares of HoldingCo Common Stock.

j.   Stock Transfer Books. At the Effective Time, the stock transfer books of UFC shall be closed and thereafter there shall be no further registration of transfers of shares of UFC Common Stock theretofore outstanding on the records of UFC. From and after the Effective Time, the holders of certificates representing shares of UFC Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of UFC Common Stock except as otherwise provided in this Agreement or by law. On or after the Effective Time, any certificates presented to the exchange agent or HoldingCo for any reason shall solely represent the right to receive the Merger Consideration issuable in respect of the shares of UFC Common Stock formerly represented by such certificates without any interest thereon.

k.   Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g). Each party hereto shall use its commercially reasonable efforts to cause the Merger to qualify, and will not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code, as well as a transaction to which Section 351(a) of the Code applies.

l.   Successor Issuer. It is the intent of the parties hereto that HoldingCo be deemed a "successor issuer" of UFC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended, and Rule 414 under the Securities Act of 1933, as amended. At or after the Effective Time, HoldingCo shall file (i) an appropriate report on Form 8-K describing the Merger and (ii) appropriate pre-effective and/or post-effective amendments, as applicable, to any Registration Statements of UFC on Form S-8.

2.   Actions to be Taken in Connection with the Merger.

a.   Assumption of UFC Awards. At the Effective Time, all unexercised and unexpired options to purchase UFC Common Stock ("UFC Options") or shares of restricted stock (collectively with UFC Options, "UFC Awards") then outstanding, including those issued under either the United Fire & Casualty Company 2005 Nonqualified Non-Employee Director Stock Option and Restricted Stock Plan, the United Fire & Casualty Company 2008 Stock Plan or the other rights to acquire UFC Common Stock under the United-Lafayette 401(K) Profit Sharing Plan or The United Fire & Casualty Company Employees Stock Purchase Plan (collectively, the "UFC Plans"), whether or not then exercisable, will be assumed by HoldingCo. Each UFC Award so assumed by HoldingCo under this Agreement will continue to have, and be subject to, the same terms and conditions as set forth in the UFC Awards and the applicable UFC Plan and any agreements thereunder immediately prior to the Effective Time (including, without limitation, the vesting schedule (without acceleration thereof by virtue of the Merger and the transactions contemplated hereby) and per share exercise price), except that each UFC Award will be exercisable (or will become exercisable in

accordance with its terms) for, or shall be denominated with reference to, that number of shares of HoldingCo Common Stock equal to the number of shares of UFC Common Stock that were subject to such UFC Award immediately prior to the Effective Time. The conversion of any UFC Options that are "incentive stock options" within the meaning of Section 422 of the Code, into options to purchase HoldingCo Common Stock shall be made in a manner consistent with Section 424(a) of the Code so as not to constitute a "modification" of such UFC Options within the meaning of Section 424 of the Code.

b.   Assignment and Assumption of Agreements. Effective as of the Effective Time, UFC hereby assigns to HoldingCo, and HoldingCo hereby assumes and agrees to perform, all obligations of UFC pursuant to the UFC Awards and the UFC Plans, each stock option agreement and restricted stock agreement, including those entered into pursuant to UFC Plans, and each outstanding UFC Award.

c.   Reservation of Shares. On or prior to the Effective Time, HoldingCo will reserve sufficient shares of HoldingCo Common Stock to provide for the issuance of HoldingCo Common Stock upon exercise of UFC Awards, including those outstanding under UFC Plans.

d.   Registration Statement; Proxy/Prospectus. As promptly as practicable after the execution of this Agreement, UFC shall prepare and file with the Securities and Exchange Commission (the "SEC") a proxy statement in preliminary form relating to the Shareholders' Meeting (as hereinafter defined) (together with any amendments thereof or supplements thereto, the "Proxy Statement") and HoldingCo shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement" and the prospectus contained in the Registration Statement together with the Proxy Statement, the "Proxy/Prospectus"), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act") of the shares of HoldingCo Common Stock to be issued to the shareholders of UFC as the Merger Consideration. Each of HoldingCo and UFC shall use its reasonable best efforts to cause the Registration Statement to become effective and the Proxy Statement to be cleared by the SEC as promptly as practicable, and, prior to the effective date of Registration Statement, HoldingCo shall take all actions reasonably required under any applicable federal securities laws or state blue sky laws in connection with the issuance of shares of HoldingCo Common Stock pursuant to the Merger. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, UFC shall mail or cause to be mailed or otherwise make available in accordance with the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Proxy/Prospectus to its shareholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing or otherwise making available to UFC's shareholders the Proxy/Prospectus in light of the date set for the Shareholders' Meeting.

e.   Meeting of UFC Shareholders. UFC shall take all action necessary in accordance with the IBCA and its amended and restated articles of incorporation and amended and restated bylaws to call, hold and convene a meeting of its shareholders to consider the adoption of this Agreement (the "Shareholders' Meeting") to be held no less than 10 nor more than 60 days following the distribution of the definitive Proxy/Prospectus to its shareholders. UFC will use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and approval of the Merger. UFC may adjourn or postpone the Shareholders' Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy/Prospectus is provided to its shareholders in advance of any vote on this Agreement and the Merger or, if as of the time for which the Shareholders' Meeting is originally scheduled (as set forth in the Proxy/Prospectus) there are insufficient shares of UFC Common Stock voting in favor of the adoption of this Agreement and approval of the Merger or represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Shareholders' Meeting.

f.   Section 16 Matters. Prior to the Effective Time, the Board of Directors of UFC or an appropriate committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3 promulgated under the Exchange Act) shall adopt a resolution consistent with the interpretive guidance of the SEC so that the receipt by any officer or director of UFC who is a covered person for purposes of Section 16(a) of the Exchange Act of shares of HoldingCo Common Stock in exchange for shares of UFC

Common Stock or UFC Options pursuant to this Agreement and the Merger is intended to be an exempt transaction pursuant to Section 16b-3 of the Exchange Act. Prior to the Effective Time, the Board of Directors of HoldingCo or an appropriate committee of non-employee directors (as such term is defined for purposes of Rule 16b-3 promulgated under the Exchange Act) shall adopt a resolution consistent with the interpretive guidance of the SEC so that the receipt by any officer or director of UFC or HoldingCo who is a covered person for purposes of Section 16(a) of the Exchange Act of shares of HoldingCo Common Stock or options in exchange for shares of UFC Common Stock or UFC Options pursuant to this Agreement and the Merger is intended to be an exempt transaction for purposes of Section 16b-3 of the Exchange Act.

     3.   <u>Conditions of Merger</u>. The obligations of the parties to this Agreement to consummate the Merger and the transactions contemplated by this Agreement shall be subject to fulfillment or waiver by the parties hereto at or prior to the Effective Time of each of the following conditions:

     a.   The Registration Statement shall have been deemed or declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the knowledge of HoldingCo or UFC, threatened by the SEC and not concluded or withdrawn. No similar proceeding with respect to the Proxy Statement shall have been initiated or, to the knowledge of HoldingCo or UFC, threatened, by the SEC and not concluded or withdrawn.

     b.   This Agreement and the Merger shall have been approved by the requisite vote of the shareholders of UFC in accordance with the IBCA and the amended and restated articles of incorporation of UFC.

     c.   The HoldingCo Common Stock to be issued pursuant to the Merger shall have been approved for listing by The NASDAQ Stock Market, LLC (the "NASDAQ").

     d.   UFC shall have made such filings, and obtained such permits, authorizations, consents, approvals or terminations or expirations of waiting periods required by the corporate and insurance laws and regulations of all applicable jurisdictions.

     e.   No order, statute, rule, regulation, executive order, injunction, stay, decree, judgment or restraining order that is in effect shall have been enacted, entered, promulgated or enforced by any court or governmental or regulatory authority or instrumentality that prohibits or makes illegal the consummation of the Merger or the transactions contemplated hereby.

     f.   The Boards of Directors of UFC and HoldingCo shall have received the legal opinion of Bradley & Riley PC in form and substance reasonably satisfactory to them indicating that holders of UFC Common Stock will not recognize gain or loss for United States federal income tax purposes as a result of the transactions contemplated by this Agreement.

     4.   <u>Covenants</u>.

     a.   <u>Listing of HoldingCo Common Stock</u>. HoldingCo will use its best efforts to obtain, at or before the Effective Time, confirmation of listing on NASDAQ of the HoldingCo Common Stock issuable pursuant to the Merger.

     b.   <u>UFC Awards</u>. UFC and HoldingCo will take or cause to be taken all actions necessary or desirable in order to implement the assumption by HoldingCo pursuant to Section 2(b), above, of the UFC Plans, the UFC Awards, each stock option agreement or restricted stock agreement entered into pursuant to the UFC Plans and otherwise, and each UFC Award granted thereunder or otherwise, all to the extent deemed appropriate by UFC and HoldingCo and permitted under applicable law.

     c.   <u>Insurance</u>. HoldingCo shall procure insurance or cause the execution of the insurance policies of UFC such that, upon consummation of the Merger, HoldingCo shall have insurance coverage that is substantially identical to the insurance coverage held by UFC immediately prior to the Merger.

5.   Termination and Amendment.

a.   <u>Termination</u>. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time by action of the Board of Directors of UFC if such Board of Directors should determine that for any reason the completion of the transactions provided for herein would be inadvisable or not in the best interest of UFC or its shareholders. In the event of such termination and abandonment, this Agreement shall become void and UFC, HoldingCo, MergeCo, their respective shareholders, members, directors and officers shall not have any liability with respect to such termination and abandonment.

b.   <u>Amendment</u>. At any time prior to the Effective Time, this Agreement may, to the extent permitted by the IBCA, be supplemented, amended or modified by the mutual consent of the parties to this Agreement.

6.   Miscellaneous Provisions.

a.   <u>Governing Law</u>. This Agreement shall be governed by and construed and enforced under the laws of the State of Iowa.

b.   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

c.   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement and supersedes all other agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

d.   <u>Severability</u>. The provisions of this Agreement are severable, and in the event any provision hereof is determined to be invalid or unenforceable, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

e.   <u>No Third-Party Beneficiaries</u>. Nothing contained in this Agreement is intended by the parties hereto to expand the rights and remedies of any person or entity not party hereto against any party hereto as compared to the rights and remedies which such person or entity would have had against any party hereto had the parties hereto not consummated the transactions contemplated hereby.

f.   <u>Tax Matters</u>. Each of UFC and HoldingCo will comply with the recordkeeping and information reporting requirements of the Code that are imposed as a result of the transactions contemplated hereby, and will provide information reporting statements to holders of UFC Common Stock at the time and in the manner prescribed by the Code and applicable Treasury Regulations.

IN WITNESS WHEREOF, UFC, HoldingCo and MergeCo have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITED FIRE & CASUALTY COMPANY

By: /S/
Randy A. Ramlo, President

UNITED FIRE GROUP, INC.

By: /S/
Randy A. Ramlo, President

UFC MERGECO, INC.

By: /S/
Randy A. Ramlo, President

ANNEX II

ARTICLES OF INCORPORATION
OF
UNITED FIRE GROUP, INC.

ARTICLE I
NAME

The name of this corporation shall be UNITED FIRE GROUP, INC.

ARTICLE II
PRINCIPAL PLACE OF BUSINESS

The principal place of business of this corporation shall be at Cedar Rapids, in the County of Linn, State of Iowa.

ARTICLE III
CORPORATE PERIOD

The corporate existence of this corporation begins when the Articles of Incorporation are filed with the Secretary of State. It shall have perpetual existence from said date unless and until dissolved by the vote of at least sixty percent (60%) of the voting stock of the corporation then issued and outstanding and entitled to vote at any annual meeting of the shareholders or at any special meeting called for that purpose.

ARTICLE IV
OBJECTS, PURPOSES, AND GENERAL
NATURE OF BUSINESS

The purposes and objectives for which the corporation is organized are the transaction of any and all lawful business for which corporations may be organized under the Iowa Business Corporation Act (Chapter 490, Code of Iowa 2011, and successor statutory provisions) (the "Act").

ARTICLE V
CAPITAL STOCK

Section 1. Authorized Capital Stock.

a. Classes. The authorized capital stock of this corporation is 75,000,000 shares of common stock ("Common Stock") having a par value of $.001 per share and 10,000,000 shares of serial preferred stock, having no par value per share ("Preferred Stock").

b. Preferred Stock. The Board of Directors of this corporation is authorized, subject to limitations prescribed by the Act and the provisions of the Articles of Incorporation of this corporation, by resolution or resolutions, from time to time and by filing articles of amendment with the Secretary of State of the State of Iowa in accordance with the applicable provisions of the Act, to provide for the issuance of the shares of Preferred Stock. The Preferred Stock may be divided into and issued in one or more series. The Board of Directors is hereby vested with the authority from time to time to establish and designate such series and, within the limitations prescribed by law, to fix and determine the designations, powers, preferences, and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of any series so established.

Section 2. Preemptive Rights Denied. No holder of Common Stock shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration.

Section 3. Voting Rights. Each share of Common Stock shall entitle the holder thereof to one vote upon all matters as to which a vote of the shareholders is to be taken at any annual or special meeting of shareholders.

Section 4. Dividends. The Board of Directors may declare dividends upon the capital stock of the corporation, subject to the applicable provisions, if any, of the Act and these Articles of Incorporation. The corporation may pay dividends in cash, in property, or in shares of the capital stock, subject to the provisions of the Act and these Articles of Incorporation.

Section 5. Quorum. A majority of the issued and outstanding Common Stock represented in person or by written proxy shall constitute a quorum for the transaction of business.

Section 6. Transfer of Stock. All shares of stock shall be transferable but only by assignment in writing, and such assignment shall not be complete as against the corporation until entered upon the records of the corporation.

ARTICLE VI
SHAREHOLDERS' MEETINGS

Section 1. Shareholders' Meetings.

a. Annual Meetings. The annual meeting of the shareholders shall be held on the third Wednesday in the month of May in each year unless such day shall be a legal holiday, in which case said meeting shall be held on the day following.

b. Special Meetings. The Chairman or Board of Directors may call a special meeting of the shareholders at any time upon giving notice as provided in the Bylaws. Special meetings shall be called by the Chairman upon the written request of shareholders representing at least thirty percent (30%) of the total voting stock of the corporation then issued and outstanding, in accordance with the Bylaws of the corporation. In the event of the Chairman's failure or refusal to issue a call upon such request, the shareholders representing at least thirty percent (30%) of the voting stock of the corporation then issued and outstanding may join in issuing a call to shareholders for a special meeting.

c. Call and Notice of Annual and Special Meetings. All calls or requests for annual or special shareholders' meetings shall be in writing, shall state what business is to be presented at the meeting, and shall be made by the President of the corporation or by the owners of at least thirty percent (30%) of the total voting stock of the corporation then issued and outstanding, in accordance with the Bylaws of the Corporation. Business transacted at any annual or special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 2. Place of Meetings. All meetings of the shareholders shall be held at the office of the corporation in Cedar Rapids, Iowa.

ARTICLE VII
BOARD OF DIRECTORS AND OFFICERS

Section 1. Election and Composition of Board of Directors.

a. Size of Board of Directors; Election of Directors. The number of directors that shall constitute the whole board shall be not less than nine (9) nor more than fifteen (15). Within the specified limits, the number of directors shall be determined by the shareholders at the annual meeting or by resolution of the board of directors. Except as provided by Section 1(d) of this Article, the directors shall be elected at the annual meeting of the shareholders or at any special meeting called for the purpose of electing directors, and, except as provided in the Bylaws, each director elected shall hold office until his or her successor is elected and qualified or his or her earlier death, resignation, or removal.

b. Classes of Directors. The Board of Directors shall be divided into classes of directors to be designated Class A Directors, Class B Directors and Class C Directors respectively, each class consisting of one-third (as nearly as possible but in no event may any one class have greater than one more director than any other class) of the total number of directors. At the first election to be held immediately following the adoption of these Articles and their becoming effective, four (4) Class A Directors shall be elected for a term of three (3) years, four (4) Class B Directors for a term of two (2) years, and four (4) Class C Directors for a term of one (1) year. In nominating directors for election at such first election, the nominees shall be designated as to class. At each annual meeting of shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting.

c. Number Fixed by Board of Directors. The number of directors shall initially be twelve (12). Thereafter, subject to the right of the shareholders to fix the number of directors at a meeting called for the purpose of electing directors, the Board of Directors may, within the range provided in Section 1.a of this Article, change the number of directors constituting the Board of Directors by resolution at any time, provided, however, the Board of Directors shall not increase the size of the Board of Directors by more than one (1) director in any year.

d. Vacancies. Vacancies in the Board of Directors occurring between annual meetings may be filled by the Board of Directors for the remainder of the unexpired term of the director whose office is vacated. Vacancies in the Board of Directors, whether arising through death, resignation or removal of a director, or newly created directorships resulting from any increase in the authorized number of directors, shall be filled by the vote of a majority of the directors then in office, or by the vote of a sole remaining director, and the directors so chosen shall hold office for the unexpired portion of the term of the directors replaced or, in the case of a newly created directorship, the directors so chosen shall be assigned to that class of directors the terms of which expires at the next annual meeting of the shareholders.

e. Proportionate Representation. The holder or holders, jointly or severally, of not less than one-fifth but less than a majority of the shares of the Common Stock then issued and outstanding shall be entitled to nominate directors for election at the annual meeting of shareholders. If such nomination is made there shall be elected, to the extent that the total number to be elected by the holders of Common Stock is divisible, such proportionate number from the persons so nominated as the shares of Common Stock held by persons making such nominations bear to the whole number of shares then issued and outstanding; provided, such holder or holders of the minority shares of Common Stock shall only be entitled to one-fifth (disregarding fractions) of the total number of directors to be elected for each one-fifth of the entire Common Stock of this corporation so held by them; and provided further that this Section 1.e shall not be construed to prevent the holders of a majority of the Common Stock of the corporation from electing the majority of the directors to be elected by the holders of Common Stock. Shareholders nominating directors pursuant to this Section 1.e shall comply with the provisions of the Bylaws governing nomination of directors.

Section 2. Term of Office of Members of Board of Directors. Directors elected by the shareholders or directors appointed to fill a vacancy shall serve until their successors have been elected and qualify.

Section 3. Officers. The Board of Directors shall meet annually immediately following the annual meeting of the shareholders to elect officers. The Board of Directors shall elect officers of the corporation and such other officials, including an Executive Committee, as may be provided by the Bylaws of the corporation. Any person may hold one or more offices at the same time.

Section 4. Director's Qualification. Every director shall be a shareholder.

Section 5. Special Powers of Board of Directors. The Board of Directors may adopt, alter or repeal the Bylaws of the corporation and may generally do any act or thing deemed necessary for the conduct and management of the business of the corporation, subject only to the limitations imposed by law or by these Articles of Incorporation, including, without being limited thereto, the power to qualify the corporation for the transaction of business anywhere in the United States and Canada if it shall conclude that it is to the best interests of the corporation to do so, and shall be authorized to take whatever action may be necessary in the

premises, and in the event an Executive Committee is elected, the Board of Directors may vest the Executive Committee with the right to exercise any or all of the powers of directors when the said Board of Directors is not in session, excepting the power to adopt, amend or alter Bylaws or fill vacancies on the Board of Directors or officers.

Section 6. Quorum of Board of Directors. A majority of the Board of Directors shall constitute a quorum for the transaction of business.

Section 7. General Powers of Officers. The officers elected by the Board of Directors shall have such power, perform such duties and shall be entitled to such compensation as may be prescribed by the Board of Directors, and the Board of Directors shall have the right to remove any officer with or without cause and to fill vacancies in office by a majority vote at a directors' meeting.

Section 8. Personal Liability — Directors. A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the corporation or the shareholders; (3) a violation of section 490.833 of the Act; or (4) an intentional violation of criminal law. If the Act is hereafter amended to authorize the further elimination or limitation of the personal liability of directors, then, automatically and without any further action, the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the Iowa Business Corporation Act, as so amended.

Section 9. Indemnification of Directors. The corporation shall indemnify a director for liability, as defined in section 490.850(5) of the Act, to any person for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) receipt of a financial benefit to which the person is not entitled; (2) an intentional infliction of harm on the corporation or its shareholders; (3) a violation of section 490.833 of the Act; or (4) an intentional violation of criminal law. Without limiting the foregoing, the corporation shall exercise all of its permissive powers as often as necessary to indemnify and advance expenses to its directors to the fullest extent permitted by law.

Section 10. Effect of Repeal or Amendment of Sections 9 and 10 of Article VII. Any repeal or amendment of Section 9 or Section 10 by the shareholders of the corporation shall not adversely affect any right of a director or former director of the corporation arising at any time with respect to events occurring prior to such repeal or amendment.

Section 11. Amendments Changing Section 1 of Article VII. Any amendment changing any of the provisions of Section 1 of Article VII shall require the affirmative vote of at least sixty percent (60%) of the voting stock of the corporation then issued and outstanding.


ARTICLE VIII

CORPORATE SEAL


This corporation shall have a corporate seal upon which shall be inscribed "UNITED FIRE GROUP, INC."


ARTICLE IX

MERGER, CONSOLIDATION OR SALE OF ALL ASSETS


In addition to any other provisions of Iowa law, the affirmative vote of at least sixty percent (60%) of all outstanding voting stock of this corporation shall be required to approve any plan of merger, consolidation, or sale or exchange of all or substantially all of the assets of this corporation. If any shares of this corporation are held by or for any corporation with which this corporation is to be merged or consolidated or to which the assets are to be sold or exchanged, or by any person, firm, or corporation in control of or controlled by any such corporation, then the favorable vote of at least sixty percent (60%) of all other shares of voting stock of this corporation shall be required to approve such plan.


ANNEX II-4


ARTICLE X
REGISTERED OFFICE AND INITIAL REGISTERED AGENT

The registered office of the corporation is 118 Second Ave. SE, Cedar Rapids, IA 52401 and its initial registered agent at that address is Neal R. Scharmer.

ARTICLE XI
NAME AND ADDRESS OF INCORPORATOR

The incorporator is Randy A. Ramlo and his address is 118 Second Ave. SE, Cedar Rapids, IA 52401.

ARTICLE XII
AMENDMENTS

Except as otherwise provided herein or by law these Articles of Incorporation may be amended at any annual meeting of the shareholders or special meeting of shareholders called for that purpose by a vote of at least sixty percent (60%) of all outstanding voting stock of this corporation.

Dated this 18th day of May, 2011

/S/
_____
RANDY A. RAMLO, Incorporator

ANNEX III

<u>BYLAWS</u>

<u>UNITED FIRE GROUP, INC.</u>

ARTICLE I

SHAREHOLDERS

<u>Section 1. ANNUAL MEETING</u>

The annual meeting of the shareholders of United Fire Group, Inc. (the "<u>Corporation</u>"), for the election of directors and for the transaction of such other business as shall be permitted by these Bylaws, shall be held on the third Wednesday in the month of May of each year, provided the Board of Directors of the Corporation may fix some other date that is within thirty (30) days before or after said date. If the day designated above or fixed by the Board of Directors is a legal holiday, the meeting shall be held on the following business day. The hour of the meeting shall be fixed by the Chairman of the Board of Directors (the "<u>Chairman</u>"). All meetings shall be held at the office of the Corporation in Cedar Rapids, Iowa.

<u>Section 2. QUORUM</u>

At any meeting of the shareholders of the Corporation a majority of the common stock outstanding, represented in person or by written proxy, shall constitute a quorum for the transaction of business.

<u>Section 3. ADJOURNMENT</u>

If less than a quorum is in attendance at any meeting, the meeting may be adjourned by a majority in interest of the shareholders present, in person or by proxy, from time to time without further notice other than by announcement at the meeting, until the holders of the amount of stock necessary to constitute a quorum attend.

<u>Section 4. VOTING</u>

Each shareholder shall be entitled to one vote for each share of stock registered in the shareholder's name at any annual or special meeting of the shareholders of the Corporation upon all matters of business, including the election of directors, which vote may be exercised in person or by written proxy for each share of stock held by such shareholder. All proxies shall be filed with the Transfer Agent at least two days prior to the meeting for which said proxy is given.

Directors shall be elected by the vote of the holders of shares entitling them to exercise a majority of the voting power of the shareholders present in person or by proxy and entitled to vote; provided, however, directors shall be elected by a plurality of the votes cast at any meeting at which a quorum is present and for which (i) one or more nominations of persons for election to the Board of Directors has been properly received pursuant to the procedures set forth in Article I, Section 6, Section 8 and Section 9 and (ii) such nomination or nominations have not been withdrawn, so that, on the tenth (10th) day before the Corporation first mails its notice for such meeting to the shareholders, the number of nominees for director is greater than the number of directors to be elected. An election by plurality vote means that the nominees receiving the greatest number of votes cast shall be elected.

<u>Section 5. SPECIAL MEETINGS</u>

The Chairman or Board of Directors may call a special meeting of the shareholders at any time upon giving notice as provided in Article I, Section 7. Special meetings of the shareholders shall be called by the Chairman at any time upon the written request of shareholders representing thirty percent (30%) of the total voting stock outstanding (such request being referred to as a "<u>Demand</u>") and, in the event of the failure or refusal of the Chairman to issue a call upon such Demand, the shareholders representing thirty percent (30%) of the total voting stock outstanding may join in issuing a call to the shareholders for a special meeting.

Section 6. NOMINATIONS AND BUSINESS AT ANNUAL AND SPECIAL MEETINGS

Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the shareholders at an annual or special meeting of shareholders may be made only:

(a) by or at the direction of the Board of Directors, including by any committee or person(s) appointed by the Board of Directors;

(b) in the case of an annual meeting, by any shareholder or shareholders nominating directors pursuant to Section 1.e of Article VII of the Articles of Incorporation or by any shareholder entitled to vote at the meeting, provided such shareholder or shareholders comply with the procedures set forth in Article I, Section 8 and Section 9; or

(c) in the case of a special meeting:

(i) called pursuant to a Demand for a special meeting delivered in accordance with Article I, Section 5, as specified in such Demand by the shareholder(s) making such Demand who shall have complied with the notice procedures set forth in Article I, Section 8 and by the Board of Directors; or

(ii) called by the Corporation other than pursuant to a Demand, if directors are to be elected pursuant to the Corporation's notice of meeting delivered pursuant to Article I, Section 7, then nominations of persons who have complied with the provisions of Article I, Section 9 for election to the Board of Directors may be made by any shareholder entitled to vote at the meeting who complies with the notice procedures set forth in Article I, Section 8. Any such shareholder may nominate such number of persons for election to the Board of Directors as is less than or equal to the number of position(s) as are specified in the Corporation's notice of meeting.

Clauses (b) and (c) of this Section 6 shall be the exclusive means for a shareholder to make nominations of persons for election to the Board of Directors or submit other business before a meeting of shareholders. The notice procedures set forth in Article I, Section 8 shall be deemed satisfied by a shareholder who seeks to have the shareholder's proposal included in the Corporation's proxy statement and identified as a proposal in the Corporation's form of proxy pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") if such shareholder complies with the provisions of that Rule.

Section 7. NOTICE OF MEETINGS

Written notice or electronic notice in accordance with Article VI, Section 3 of the time and place of the meeting and, in the case of a special meeting, the purpose or purposes for which the special meeting is called, shall be delivered personally, mailed, or electronically transmitted pursuant to Article VI, Section 3 not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each shareholder of record entitled to vote, at the address appearing upon the stock transfer books of the Corporation or to the electronic address of each shareholder as communicated by such shareholder to the Corporation pursuant to Article VI, Section 3. Business transacted at any annual or special meeting of shareholders shall be limited to the purposes stated in the notice.

Section 8. NOTICE OF SHAREHOLDER BUSINESS TO BE CONDUCTED AT A MEETING OF SHAREHOLDERS

In order for a shareholder to properly bring any nomination of a person for election to the Board of Directors or other item of business before a meeting of shareholders, such shareholder (the "Noticing Shareholder") must give timely notice thereof in proper written form to the Chairman, and, in the case of business other than nominations, such other business must otherwise be a proper matter for shareholder action. This Section 8 shall constitute an "advance notice provision" for purposes of Rule 14a-4(c)(1), promulgated under the Exchange Act.

(a) To be timely, a Noticing Shareholder's notice (which, in the case of a shareholder making a Demand for a special meeting, shall be the Noticing Shareholder's Demand) shall be delivered to the Chairman at the principal executive offices of the Corporation:

(i) as to an annual meeting, not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 150th day prior to the date of such annual meeting and not later than the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement (as defined below) of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation;

(ii) as to a special meeting called pursuant to a Demand and pursuant to Article I, Section 5, not later than the close of business on the date of delivery of the first shareholder demand in compliance with any requirement of Chapter 490, Code of Iowa 2011, and successor statutory provisions (the "Act"); or

(iii) as to a special meeting called by the Corporation other than pursuant to a Demand, at which directors are to be elected pursuant to the Corporation's notice of meeting delivered pursuant to Article I, Section 7, not later than the earlier of the 10th day following the mailing of definitive proxy materials with respect to the meeting or the day on which public announcement of the date of such meeting and of the nominees proposed by the Board of Directors to be elected at such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual or special meeting, or the public announcement thereof, commence a new time period for the giving of a shareholder's notice as described above.

(b) To be in proper form, a Noticing Shareholder's notice to the Chairman (which, in the case of a shareholder making a Demand for a special meeting, shall be the Noticing Shareholder's Demand) must:

(i) set forth and include the following information and/or documents, as applicable:

(A) the name and address of such Noticing Shareholder(s), as they appear on the Corporation's books, and the name and address of each Beneficial Owner (as defined below);

(B) representations that, as of the date of delivery of such notice, such Noticing Shareholder(s) is a holder of record of shares of the Corporation and is entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to propose such nomination or business;

(C) (1) the name of each individual, firm, corporation, limited liability company, partnership, trust or other entity (including any successor thereto, a "Person") with whom the Noticing Shareholder(s), Beneficial Owner, Shareholder Nominee (as defined below), and their respective Affiliates and Associates (as defined under Regulation 12B under the Exchange Act or any successor provision thereto) (each of the foregoing, a "Shareholder Group Member") and each other Person with whom such Shareholder Group Member is acting in concert with respect to the Corporation (each Person described in this clause (1), including each Shareholder Group Member, a "Covered Person") has any agreement, arrangement or understanding (whether written or oral) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy given to such Person in response to a public proxy solicitation made generally by such Person to all holders of shares of the Corporation entitled to vote at the meeting (collectively, "Voting Stock")) or disposing of any Voting Stock or to cooperate in obtaining, changing or influencing the control of the Corporation (except independent financial, legal and other advisors acting in the ordinary course of their respective businesses), and a description of each such agreement, arrangement or understanding (whether written or oral), (2) a list of the class and number of shares of Voting Stock that are Beneficially Owned or owned of record by each Covered Person, together with documentary evidence of such record or Beneficial Ownership, (3) a list of (A) all of the derivative securities (as defined under Rule 16a-1 under the Exchange Act) and other derivatives or similar agreements or arrangements with an exercise or conversion privilege or a periodic or settlement payment or payments or mechanism at a price or in an amount or amounts related to

any security of the Corporation or with a value derived or calculated in whole or in part from the value of any security of the Corporation, in each case, directly or indirectly owned of record or Beneficially Owned by any Covered Person and (B) each other direct or indirect opportunity of any Covered Person to profit or share in any profit derived from any increase or decrease in the value of any security of the Corporation, in each case, regardless of whether (x) such interest conveys any voting rights in such security to such Covered Person, (y) such interest is required to be, or is capable of being, settled through delivery of such security or (z) such Person may have entered into other transactions that hedge the economic effect of such interest (any such interest described in this clause (3) being a "Derivative Interest"), (4) a description of each agreement, arrangement or understanding (whether written or oral) with the effect or intent of increasing or decreasing the voting power of, or that contemplates any Person voting together with, any Covered Person with respect to any Voting Stock, Shareholder Nominee or other proposal ("Voting Arrangements"), (5) details of all other material interests of each Covered Person in such nomination or proposal or capital stock of the Corporation (including any rights to dividends or performance related fees based on any increase or decrease in the value of such capital stock or Derivative Interests) (collectively, "Other Interests"), (6) a description of all economic terms of all such Derivative Interests, Voting Arrangements and Other Interests and copies of all agreements and other documents (including but not limited to master agreements, confirmations and all ancillary documents and the names and details of the counterparties to, and brokers involved in, all such transactions) relating to each such Derivative Interest, Voting Arrangement and Other Interests, (7) a list of all transactions by each Covered Person involving any Voting Stock or any Derivative Interests, Voting Arrangements or Other Interests within 6 months prior to the date of the notice and (8) a representation whether any Covered Person intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect any Shareholder Nominee and/or (b) otherwise to solicit or participate in the solicitation of proxies from shareholders of the Corporation in support of such nomination or proposal. A notice delivered by or on behalf of any Noticing Shareholder under this Section 8(b) shall be deemed to be not in compliance with this Section 8(b) and not effective if (x) such notice does not include all of the information and documents required under this Section 8(b) after delivery of such notice, any information or document required to be included in such notice changes or is amended, modified or supplemented, as applicable, prior to the date of the relevant meeting and such information and/or document is not delivered to the Corporation by way of a further written notice as promptly as practicable following the event causing such change in information or amendment, modification or supplement, as applicable, and in any case where such event occurs within 45 days of the date of the relevant meeting, within five business days after such event; provided, however, that the Board of Directors shall have the authority to waive any such non-compliance if the Board of Directors determines that such action is appropriate in the exercise of its fiduciary duties;

(ii) if the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, such notice must also set forth:

(A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such Noticing Shareholder in such business;

(B) the text of the proposal (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the text of the proposed amendment); and

(C) the reasons for conducting such business at the meeting;

(iii) if the notice relates to the nomination of a director or directors, such notice must also set forth, as to each person whom the Noticing Shareholder proposes to nominate for election or reelection to the Board of Directors (a "Shareholder Nominee"):

(A) all information relating to such Shareholder Nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and

regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

(B)   a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among, any Covered Person, on the one hand, and each proposed Shareholder Nominee, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if any Covered Person, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(iv) with respect to each Shareholder Nominee, the notice must also include a completed and signed questionnaire, representation and agreement required by Article I Section 9.

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such nominee.

(c) Notwithstanding anything in Article I, Section 8(a)(i) to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a Noticing Shareholder's notice required by this bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Chairman at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation and such notice otherwise complies with the requirements of this Section 8.

(d) Only such persons who are nominated in accordance with the procedures set forth in this bylaw shall be eligible to be elected as directors at a meeting of shareholders and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this bylaw. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this bylaw and, if any proposed nomination or business is not in compliance with this bylaw, to declare that such defective proposal or nomination shall be disregarded. The Board of Directors may adopt by resolution such rules and regulations for the conduct of meetings of shareholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the right and authority to convene and adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the chairman of the meeting, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the Board of Directors or the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of shareholders shall not be required to be held in accordance with the rules of parliamentary procedure. Notwithstanding the foregoing provisions of this Section 8, unless otherwise required by applicable law, if the Noticing Shareholder (or a qualified representative of the Noticing Shareholder) does not appear at the annual or special meeting of shareholders to present a nomination or proposed business previously put forward by or on behalf of such Noticing Shareholder or, immediately prior to the commencement of such meeting, such Noticing Shareholder does not provide a written certification to the Corporation on and as of the date of the applicable meeting that such

Noticing Shareholder and each Covered Person, if any, is then in compliance with this Section 8, then such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 8, to be considered a qualified representative of the Noticing Shareholder, a person must be a duly authorized officer, manager or partner of such Noticing Shareholder or must be authorized by a writing executed by such Noticing Shareholder and each Covered Person, if any, or an electronic transmission delivered by such Noticing Shareholder and each Covered Person, if any, to act for such Noticing Shareholder and each Covered Person, if any, as proxy at the meeting of shareholders and to provide such certification on behalf of the Noticing Shareholder and each Person required pursuant to this Section 8 and such Person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of shareholders. Nothing in this bylaw shall be deemed to affect any rights of (a) shareholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Articles of Incorporation.

(e) For purposes of this bylaw, a Person shall be deemed the "Beneficial Owner" of, shall be deemed to "Beneficially Own" and shall be deemed to have "Beneficial Ownership" of, any Voting Stock (i) that such Person or any of such Person's Affiliates or Associates (as defined under Regulation 12B under the Exchange Act or any successor provision thereto) is deemed to "beneficially own" within the meaning of Section 13(d) of, and Regulation 13D under, the Exchange Act or any successor provision thereto, or (ii) that is the subject of, or the reference security for or that underlies any Derivative Interest of such Person or any of such Person's Affiliates or Associates (as defined under Regulation 12B under the Exchange Act or any successor provision thereto), with the number of shares of Voting Stock deemed Beneficially Owned being the notional or other number of shares of Voting Stock specified in the documentation evidencing the Derivative Interest as being subject to be acquired upon the exercise or settlement of the Derivative Interest or as the basis upon which the value or settlement amount of such Derivative Interest is to be calculated in whole or in part or, if no such number of shares of Voting Stock is specified in such documentation, as determined by the Board of Directors in good faith to be the number of shares of Voting Stock to which the Derivative Interest relates. When two or more Persons act as a partnership, limited partnership, syndicate, or other group, or otherwise act in concert, in each case, for the purpose of acquiring, holding, or disposing of securities of the Corporation or for the purpose of proposing one or more Shareholder Nominees, putting forward any other proposal for consideration or voting together on any matter presented at a shareholder meeting, such syndicate or group shall be deemed a "Person" for the purpose of this definition. In addition, any Person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any contract, arrangement, or device with the purpose or effect of divesting such Person of Beneficial Ownership of any Voting Stock or preventing the vesting of such Beneficial Ownership as part of a plan or scheme to evade the reporting requirements of this Section 8 shall be deemed for the purposes of this bylaw to be the Beneficial Owner of such Voting Stock.

(f) For purposes of this bylaw, "public announcement" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(g) Notwithstanding the foregoing provisions of this bylaw, a Noticing Shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this bylaw; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 8.

Section 9. SUBMISSION OF QUESTIONNAIRE, REPRESENTATION AND AGREEMENT

To be eligible to be a nominee for election or reelection as a director of the Corporation pursuant to a nomination of a Noticing Shareholder, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Article I, Section 8 of these Bylaws) to the Chairman at the principal executive offices of the Corporation a written questionnaire (i) that provides the background of and establishes that such

person meets the qualification of a person to serve as a director, as set forth in policies adopted by the Board of Directors, and (ii) setting forth the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:

(a) is not and will not become a party to:

(i) any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed in writing to the Corporation, or

(ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law,

(b) is not and will not become a party to any agreement, arrangement or understanding (whether written or oral) with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed in writing to the Corporation, and

(c) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

Section 10. BUSINESS

Unless otherwise determined by the Board of Directors prior to the meeting, the chairman of the meeting shall determine in his or her sole discretion the order of business of each shareholder meeting and the rules of procedure thereof, and shall have the authority to regulate the conduct of any such meeting as he or she deems appropriate. Notwithstanding the foregoing, the order of business fixed by the chairman of the meeting may be changed by the vote of the holders of shares entitling them to exercise a majority of the voting power of the shareholders present in person or by proxy and entitled to vote. Items of business shall not be considered and persons shall not be nominated for election to the Board of Directors unless set forth in the notice of meeting delivered pursuant to Article I, Section 7.

Section 11. CLOSING TRANSFER BOOKS — RECORD DATE

For the purpose of determining the shareholders entitled to notice of, or to vote at, any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividends, or in order to make a determination of the shareholders of the Corporation for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period, not exceeding sixty (60) days. If the stock transfer books shall be closed for such purpose, such books shall be closed for at least ten (10) days immediately preceding such meeting.

For the purpose of determining the shareholders entitled to notice of, or to vote at, any meeting of shareholders, or any adjournment thereof, or entitled to receive payment of any dividends, or in order to make a determination of the shareholders of the Corporation for any other purpose, the Board of Directors may, in lieu of the closing of the stock transfer books, fix the record date for any such determination of shareholders, which record date shall be, in any case, not more than sixty (60) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date upon which the particular action requiring such determination of shareholders is to be taken. If the stock record books are not closed and no record date is fixed, the record date shall be the date ten (10) days after the mailing of the notice of the shareholders meeting or after the declaration of the dividend, as the case may be. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as herein provided, such determination shall apply to any adjournment thereof.

ARTICLE II

DIRECTORS

Section 1. NUMBER AND CLASSES

The number of directors that shall constitute the whole board shall be not less than nine (9) nor more than fifteen (15). Within the specified limits, the number of directors shall be determined the shareholders at the annual meeting or by resolution of the board of directors. Subject to Article II, Section 5, the directors shall be elected at the annual meeting of the shareholders or at any special meeting called for the purpose of electing directors, and, except as provided in Article II, Section 5, each director elected shall hold office until his or her successor is elected and qualified or his or her earlier death, resignation, or removal. The Board of Directors shall be divided into classes to be designated Class A, Class B and Class C, respectively. After the first election by classes, each class shall be elected for a term of three years. Only the class whose term expired in the year of election shall be elected at the shareholders meeting of that year unless the Board of Directors shall otherwise provide.

Section 2. CHAIRMAN AND VICE CHAIRMAN

The Board of Directors shall elect a director to serve as Chairman and a director to serve as Vice Chairman. The Chairman and Vice Chairman shall serve at the pleasure of the Board of Directors and be subject to removal by the Board of Directors. The Chairman and the Vice Chairman shall have such powers, perform such duties, and be entitled to such compensation as may be prescribed and authorized by the Board of Directors. The Chairman shall preside at all meetings of the shareholders and the Board of Directors. The Vice Chairman, in the absence of the Chairman, shall preside at all meetings of the directors and all meetings of the shareholders.

Section 3. MEETINGS AND NOTICE

The Board of Directors shall hold a regular meeting at the office of the Corporation, in the City of Cedar Rapids, Iowa, on the third Wednesday in the month of May of each year, unless such day be a legal holiday, in which case the meeting shall be held on the day following, immediately following the annual meeting of the shareholders. Regular meetings of the directors may be held without notice at such places and times as shall be determined from time to time by resolution of the directors.

Special meetings of the Board of Directors shall be held at the call of the Chairman, the Vice Chairman, the President in the absence of the Chairman and Vice Chairman, or the Secretary on the written request of any two (2) directors (a) by giving at least two (2) days written notice thereof by ordinary mail to the last known address of each director or (b) by giving notice by telephone, facsimile or other electronic transmission not less than twenty-four (24) hours before the meeting.

Section 4. QUORUM

A majority of the directors shall constitute a quorum at any regular or special meeting. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum is obtained and no further notice thereof need be given other than by announcement at said meeting which shall be so adjourned.

Section 5. QUALIFICATIONS; VACANCIES

Every director shall be a shareholder in the Corporation. Every director shall meet the qualifications established by the Board of Directors. Every director shall submit his or her resignation not later than the first day of February after the director attains age 72, to take effect not later than the following annual meeting. Subject to the rights of the holders of any class or series of Preferred Stock and the requirements of law, unless the board of directors otherwise determines, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by a majority of the directors then in

office, though less than a quorum. Directors chosen to fill a vacancy shall hold office for the unexpired portion of the term of the director replaced and until their successors are duly elected and qualified or their earlier resignation or removal or, in the case of a newly created directorship, the director so chosen shall assigned to the class, the term of which expires at the next annual meeting of the shareholders and shall serve until the director's successor is duly elected and qualified or the director's earlier resignation or removal.

Section 6. POWERS; EXECUTIVE COMMITTEE

The Board of Directors may adopt, alter or repeal these Bylaws of the Corporation and may generally do any act or thing deemed necessary for the conduct and management of the business of the Corporation, subject only to the limitation imposed by law or the Articles of Incorporation, and including the election of an Executive Committee. The Board of Directors may vest said Executive Committee with the right to exercise any or all of the power to adopt, amend or alter Bylaws or fill vacancies on the Board of Directors or Officers.

Section 7. COMPENSATION

Subject to the requirements of applicable law and the listing requirements of such securities market of exchange on which the Corporation's common stock may from time to time be listed or qualified for trading (collectively the "Requirements"), the directors may be compensated for their service as directors and as members of committees of the Board of Directors and for chairing the board or any such committee. Such compensation may take the form of board and committee retainer fees, attendance fees, fees for chairing the Board of Directors or any such committees of the Board of Directors, stock awards, stock options, stock appreciation rights and any other lawful form of compensation or consideration that is consistent with the Requirements. In addition, the directors shall be entitled to be reimbursed for their actual expenses incurred in attending all meetings of the Board of Directors or any committee of the Board of Directors. Subject to the Requirements, no compensation paid or provided to directors under this section shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE III

OFFICERS

Section 1. NUMBER

The Board of Directors shall elect a President, a Chief Financial Officer, one or more Vice Presidents, a Secretary, a Treasurer, and such other officers as it may deem advisable to appoint or elect, including, but not limited to, a Chief Executive Officer, one or more Executive Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. Any person may hold one or more offices at the same time. All officers shall hold their offices at the pleasure of the Board of Directors and be subject to removal by the Board of Directors at its pleasure. No officer of the Corporation need be a shareholder of the Corporation, except pursuant to such guidelines as the Board of Directors may establish from time to time. The officers elected by the Board of Directors shall have such powers, perform such duties and shall be entitled to such compensation as may be prescribed by these Bylaws or the Board of Directors.

Section 2. CHIEF EXECUTIVE OFFICER

The Chief Executive Officer shall supervise the carrying out of policies adopted or approved by the Board of Directors, exercise a general supervision and superintendence over all the business and affairs of the Corporation, and possess such other powers and perform such other duties as may be assigned to him or her by these Bylaws, as may from time to time be assigned by the Board of Directors, and as may be incident to the office of Chief Executive Officer. The Chief Executive Officer shall be the principal executive officer of the Corporation.

Section 3. PRESIDENT

Subject to these Bylaws and the direction of the Board of Directors, the President shall have the responsibility and the power necessary for the general management, oversight, supervision and control of the business and affairs of the Corporation, and to ensure that all orders and resolutions of the Board of Directors are carried into effect. If the Board of Directors has elected a Chief Executive Officer of the Corporation, (i) the Chief Executive Officer shall have all of the powers granted by these Bylaws to the President and (ii) the President shall, subject to the powers of supervision and control conferred upon the Chief Executive Officer, have such duties and powers as assigned to him or her by the Board of Directors or the Chief Executive Officer. If the Board of Directors has not elected a Chief Executive Officer, the President shall be the principal executive officer of the Corporation.

Section 4. CHIEF FINANCIAL OFFICER

The Chief Financial Officer shall be the principal accounting officer of the Corporation and shall have general charge and supervision of the financial affairs of the Corporation and shall approve payment, or designate others serving under him or her to approve for payment, all vouchers for distribution of funds and shall perform such other duties as may be assigned to him or her by the Board of Directors, the Chief Executive Officer, if one is in office, or the President.

Section 5. VICE PRESIDENT

The Executive Vice Presidents and Vice Presidents shall perform such duties as may from time to time be designated by the Board of Directors, the Chairman, the Chief Executive Officer or the President.

Section 6. TREASURER

The Treasurer shall receive and give or cause to be given receipts and acquittances for moneys paid in an account of the Corporation and advise the proper officers to pay out of the funds on hand all just debts of the Corporation of whatever nature upon maturity of the same; shall enter or cause to be entered in the books of the Corporation to be kept for that purpose full and accurate accounts of all moneys received and paid out on account of the Corporation, and, whenever required by the Chairman or the President, the Treasurer shall render a statement of accounts; and shall keep or cause to be kept such other books as will show a true record of the expenses, losses, gains, assets and liabilities of the Corporation.

Section 7. SECRETARY

The Secretary shall, upon proper direction, give, or cause to be given, notice of all meetings of shareholders and directors, and all other notices required by law or by these Bylaws, and in case of the Secretary's absence, refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chairman, the Vice Chairman, the President or by the shareholders, upon whose requisition the meeting is called as provided in the Articles of Incorporation and in these Bylaws. The Secretary shall keep a record of all the proceedings of the meetings of the shareholders and of the directors in a book kept for that purpose. The Secretary shall have the custody of the seal of the Corporation and shall affix the same to instruments requiring it, when authorized by the directors, the Chairman, or the President and attest to the same. The Secretary shall perform all of the other duties incident to the office of Secretary and any other duties as may be assigned by the directors, the Chairman, or the President.

Section 8. EXECUTION OF INSTRUMENTS

All deeds, mortgages, conveyances, and contracts relating to real property of the Corporation shall be signed on behalf of the Corporation by the President or one of its Vice Presidents and countersigned by its Secretary or one of its Assistant Secretaries. All stock certificates, and all notes, bonds, or other evidences of indebtedness (not including surety bonds) and all releases and assignments shall be signed by the President or any one of its Vice Presidents and countersigned by its Secretary or one of its Assistant Secretaries. Surety bonds may be executed on behalf of the Corporation by any one of its officers. All release of mortgage liens,

liens, judgments, or other claims that are required by law to be made of record, shall be executed on behalf of the Corporation by the President, any one of its Vice Presidents or the Secretary or Treasurer of the Corporation.

ARTICLE IV

CAPITAL STOCK

Section 1. ISSUANCE OF STOCK

The Corporation is authorized to issue shares of stock, directly or through its agent, in certificated form as well as uncertificated form, including book-entry or other method of direct registration.

Section 2. STOCK CERTIFICATES

Every shareholder shall be entitled upon written request to have a certificate signed in the name of the Corporation by the President or any one of the Vice Presidents, and the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by the shareholder in the Corporation. Any or all the signatures on a certificate, including the signatures of the corporate officers, the transfer agent and/or the registrar, may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issuance of a new certificate or certificates the directors may, in their discretion, require the owner of the lost or destroyed certificate, or the owner's legal representative, to give the Corporation a bond in such sum as the directors may direct to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate.

The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer any old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the directors may designate, by whom they shall be canceled, and new certificates may thereupon be issued. A record shall be made of each transfer, and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

Section 3. REGISTERED SHAREHOLDERS

Except as may otherwise be expressly provided by law, the Corporation shall be entitled to treat the holder of record of any shares of stock as the holder in fact thereof, and accordingly, shall not be bound to recognize any equitable or other claims to or interest in such shares on the part of any other person whether or not it shall have express or other notice thereof.

Section 5. EXAMINATION OF BOOKS BY SHAREHOLDERS

The Board of Directors shall, subject to the laws of the State of Iowa, have power to determine from time to time, whether and to what extent and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of the shareholders; and no shareholder shall have any right to inspect any book or document of the Corporation, except as conferred by the laws of the State of Iowa, unless and until authorized so to do by resolution of the Board of Directors or of the shareholders of the Corporation.

ARTICLE V

SURETY BONDS AND UNDERTAKINGS

Section 1. EXECUTION BY OFFICERS OF THE CORPORATION

The President, any one of the Vice Presidents, or an Assistant Vice President of Bonds shall have the power to bind the Corporation upon any and all policies of insurance, bonds, undertakings and other obligatory instruments by his or her signature and execution thereof attested by the signature of the Secretary or of an Assistant Secretary (which signatures, in lieu of an actual signature, may be a facsimile thereof and may be stamped, printed, or otherwise affixed thereto) and such execution of any such instrument shall be deemed to be the act of the Corporation.

Section 2. APPOINTMENT OF ATTORNEY IN FACT

The President, any one of the Vice Presidents, an Assistant Vice President of Bonds, or any other officer of the Corporation, may, from time to time, appoint by written certificates attorneys-in-fact to act in behalf of the Corporation in the execution of policies of insurance, bonds, undertakings and other obligatory instruments of like nature. The signature of any officer authorized hereby, and the corporate seal, may be affixed by facsimile to any power of attorney or special power of attorney or certificate of either authorized hereby; such signature and seal, when so used, being adopted by the Corporation as the original signature of such officer and the original seal of the Corporation, to be valid and binding upon the Corporation with the same force and effect as though manually affixed. Such attorneys-in-fact, subject to the limitations set forth in their respective certificates of authority shall have full power to bind the Corporation by their signature and execution of any such instruments and to attach the seal of the Corporation thereto. The President, any one of the Vice Presidents, an Assistant Vice President of Bonds, the Board of Directors or any other officer of the Corporation may at any time revoke all power and authority previously given to any attorney-in-fact.

ARTICLE VI

MISCELLANEOUS PROVISIONS

Section 1. FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December in each and every year.

Section 2. CHECKS, DRAFTS, ETC.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officers or officers' agents or agents of the Corporation in such manner as shall from time to time be determined by resolution of the Board of Directors or as herein provided by these Bylaws.

Section 3. NOTICE

(a) Whenever any notice is required by these Bylaws to be given, personal notice is not meant unless expressly so stated. Any notice required to be given under these Bylaws may be waived by the person entitled thereto. Shareholders not entitled to vote shall not be entitled to receive notice of any meeting except as otherwise provided by statute.

(b) Written notice may be transmitted by mail, private carrier, or personal delivery; or telephone, wire, or wireless equipment that transmits a facsimile of the notice and provides the transmitter with an electronically generated receipt. Written notice is effective at the earliest of the following: (a) when received; (b) five (5) days after its deposit in the U.S. mail if mailed with first-class postage, to the address as it appears on the current records of the Corporation; or (c) on the date shown on the return receipt, if sent by registered or

certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee. Written notice to a shareholder is effective (a) when mailed, if mailed with first class postage prepaid; and (b) when dispatched, if prepaid, by air courier.

(c) Notices to directors and shareholders from the Corporation and from directors and shareholders to the Corporation may be provided in an electronic transmission. Subject to contrary provisions in the Act, notice to shareholders or directors in an electronic transmission shall be effective only with respect to shareholders and directors that have consented, in the form of a record, to receive electronically transmitted notices and that have designated in the consent the address, location, or system to which these notices may be electronically transmitted and with respect to a notice that otherwise complies with any other requirements of the Act and any applicable federal law. A shareholder or director who has consented to receipt of electronically transmitted notices may revoke this consent by delivering a revocation to the Corporation in the form of a record. The consent of any shareholder or director shall be deemed to be revoked if (a) the Corporation is unable to electronically transmit two consecutive notices given by the Corporation in accordance with the consent, and (b) this inability becomes known to the Secretary, the transfer agent, or any other person responsible for giving the notice. The inadvertent failure by the Corporation to treat the inability to electronically transmit two consecutive notices as a revocation does not invalidate any meeting or other action.

Section 4. INDEMNIFICATION

(a) The Corporation shall, to the fullest extent permitted by law, indemnify and hold harmless each director now or hereafter serving the Corporation or any of its subsidiaries, and if the directors adopt a Plan of Indemnification, the Corporation's indemnification arrangement shall be as described in that Plan. Such right of indemnification shall not be deemed exclusive of any other right to which a director may be entitled. In addition to any other indemnification permitted by law, the Corporation shall indemnify and hold harmless each director now or hereafter serving the Corporation or any of its subsidiaries for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Corporation or the shareholders; (3) a violation of section 490.833 of the Act; or (4) an intentional violation of criminal law.

(b) In addition to any other indemnification permitted by law, the Corporation shall indemnify and advance expenses to an officer of the Corporation who is a party to the proceeding because the person is an officer (1) to the same extent as to a director and (2) if the person is an officer but not a director, to such further extent as may be provided by the Articles of Incorporation, these Bylaws, a resolution of the Board of Directors, or contract, except for (a) liability in connection with a proceeding by or in the right of the Corporation other than for reasonable expenses incurred in connection with the proceeding or (b) liability arising out of conduct that constitutes (i) receipt by the officer of a financial benefit to which the officer is not entitled, (ii) an intentional infliction of harm on the Corporation or the shareholders, or (iii) an intentional violation of criminal law.

The provisions of the foregoing paragraph shall apply to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an action taken or a failure to take an action solely as an officer.

(c) The indemnification provided to a person by this Section 4 shall not be deemed exclusive of any other rights to which such person may be entitled by law, the Articles of Incorporation, these Bylaws, or any agreement, vote of shareholders or directors, or otherwise.

(d) No repeal or amendment of this Section 4 shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

Section 5. SEAL

The Corporation shall have a corporate seal upon which shall be inscribed "United Fire Group, Inc., Cedar Rapids, Iowa, Corporate Seal".

Section 6. TRANSFER AGENT

The Board of Directors shall have the authority to appoint a Transfer Agent. The Transfer Agent shall have charge of the original stock books, transfer books and stock ledgers of the Corporation. The Transfer Agent shall tabulate and inspect the proxies and shall determine the eligibility of any shareholder to make or vote upon a minority nomination, subject to the oversight of the Corporate Secretary. If so directed by the Board of Directors, the Secretary shall act as transfer agent for the Corporation. In this event, a proxy committee appointed by the Chairman shall inspect the proxies and determine the eligibility of a shareholder to make or vote upon a minority nomination.

Section 7. AMENDMENT

Except as otherwise provided in the Act or as otherwise provided by action of the shareholders of the Corporation, these Bylaws may be altered, amended or repealed and new Bylaws may be adopted at any meeting of the Board of Directors of the Corporation by a majority vote of the directors present at the meeting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. <u>Indemnification of Officers and Directors</u>.

United Fire Group Inc.'s ("United Fire Group") articles of incorporation and bylaws provide that a director shall not be personally liable to United Fire Group or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on United Fire Group or its shareholders; (3) a violation of section 490.833 of the Iowa Business Corporation Act ("IBCA"), as described below; or (4) an intentional violation of criminal law. If the IBCA is amended to authorize the further elimination or limitation of the personal liability of directors, then, automatically and without any further action, the liability of a director shall be eliminated or limited to the fullest extent permitted by the IBCA. The articles of incorporation and bylaws of United Fire Group further provide that United Fire Group shall indemnify each of its directors for liability to any person for any action taken, or any failure to take any action, as a director, except liability for any of the items (1) through (4), listed above.

United Fire Group's articles of incorporation and bylaws further provide that United Fire Group shall indemnify each of its directors for liability to any person for any action taken, or any failure to take any action, as a director, except liability for any of the items (1) through (4), listed above. Furthermore, any repeal or amendment of the provisions governing limitation of director liability and indemnification shall not adversely affect any right of a director or former director arising at any time with respect to events occurring prior to such repeal or amendment.

United Fire Group's bylaws provide that, in addition to any other indemnification permitted by law, United Fire Group shall indemnify and advance expenses to an officer who is a party to the proceeding because the person is an officer (1) to the same extent as to a director and (2) if the person is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the Board of Directors, or contract, except for (a) liability in connection with a proceeding by or in the right of United Fire Group other than for reasonable expenses incurred in connection with the proceeding or (b) liability arising out of conduct that constitutes (i) receipt by the officer of a financial benefit to which the officer is not entitled, (ii) an intentional infliction of harm on United Fire Group or the shareholders, or (iii) an intentional violation of criminal law.

Section 490.833 of the IBCA provides that a director who votes for or assents to a distribution in excess of what may be authorized and made pursuant to section 490.640(a) or section 490.1409(1) of the IBCA is personally liable to the corporation for the amount of the distribution that exceeds what could have been distributed without violating those sections, if the party asserting liability establishes that when taking the action the director did not comply with section 490.830 of the IBCA.

Section 490.851 of the IBCA provides that a corporation may indemnify a director against liability incurred in the proceeding if either of the following apply: (a) the director acted in good faith, the director reasonably believed that in the case of conduct in the individual's official capacity, the director's conduct was in the best interests of the corporation and in all other cases, the individual's conduct was at least not opposed to the best interests of the corporation, and in the case of any criminal proceeding, the director had no reasonable cause to believe the director's conduct was unlawful or (b) the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by section 490.202, subsection 2, paragraph "e". The articles of incorporation of United Fire Group has provided for broader indemnification as authorized by section 490.202, subsection 2, paragraph "e."

Section 490.852 of the IBCA provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party

because the director is or was a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

Section 490.856 of the IBCA provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to the proceeding because the person is an officer, according to all of the following: a. to the same extent as to a director; b. if the person is an officer but not a director, to such further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors, or contract, except for either of the following: (1) liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding, (2) liability arising out of conduct that constitutes receipt by the officer of a financial benefit to which the officer is not entitled, an intentional infliction of harm on the corporation or the shareholders or an intentional violation of criminal law. An officer of a corporation who is not a director is entitled to mandatory indemnification under section 490.852.

Section 490.857 of the IBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is a director or officer of the corporation, or who, while a director or officer of the corporation, serves at the corporation's request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by that individual in that capacity or arising from the individual's status as a director or officer, whether or not the corporation would have power to indemnify or advance expenses to that individual against the same liability under this part.

United Fire Group will maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the IBCA.

United Fire Group's indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are filed herewith or incorporated herein by reference submitted:

Exhibit Index

Exhibit number	Exhibit description	Incorporated by reference			
		Form	Period ending	Exhibit	Filing date
2	Agreement and Plan of Reorganization (attached as Annex I to the proxy statement/prospectus included in this Registration Statement and incorporated herein by reference)	**			
3.1	Articles of Incorporation of United Fire Group, Inc. (attached as Annex II to the proxy statement/prospectus included in this Registration Statement and incorporated herein by reference)	**			
3.2	Fourth Restated Articles of Incorporation of United Fire & Casualty Company	Amendment #1 to S-3		4.1	04/04/02
3.3	First Amendment to Fourth Restated Articles of Incorporation of United Fire & Casualty Company	Amendment #3 to S-3		4.2	05/03/02
3.4	Second Amendment to Fourth Restated Articles of Incorporation of United Fire & Casualty Company	10-Q	06/30/05	4.1	07/29/05
3.5	Third Amendment to Fourth Restated Articles of Incorporation of United Fire & Casualty Company	8-K		99.6	05/21/08

Exhibit number	Exhibit description		Form	Period ending	Exhibit	Filing date
			Incorporated by reference			
3.6	Bylaws of United Fire Group. Inc. (attached as Annex III to the proxy statement/prospectus included in this Registration Statement and incorporated herein by reference)	**				
3.7	Bylaws of United Fire & Casualty Company		8-K		99.1	8/22/11
4	Specimen Stock Certificate of United Fire Group, Inc.	X				
5.1	Opinion of Bradley & Riley PC as to the validity of the shares being registered	X				
5.2	Opinion of Bradley & Riley PC as to certain of the material U.S. federal income tax consequences of the Reorganization.	X				
10.1	United Fire & Casualty Company Employee Stock Purchase Plan		10-K	12/31/07	10.2	02/27/08
10.2*	United Fire & Casualty Company Nonqualified Nonemployee Director Stock Option and Restricted Stock Plan		S-8		4.1	10/23/05
10.3*	Description of employment arrangement between United Fire & Casualty Company and Randy A. Ramlo		10-Q	06/30/07	10.1	07/27/07
10.4*	United Fire & Casualty Annual Incentive Plan (Amended October 19, 2007)		10-Q	09/30/07	10.2	10/25/07
10.5*	United Fire & Casualty Company's Nonqualified Deferred Compensation Plan		10-Q	09/30/07	10.3	10/25/07
10.6*	Form of United Fire & Casualty Company Nonqualified Employee Stock Option Agreement		10-K	12/31/07	10.7	02/27/08
10.7*	Form of United Fire & Casualty Company Nonqualified Nonemployee Stock Option and Restricted Stock Agreement		10-K	12/31/07	10.8	02/27/08
10.8*	United Fire & Casualty Company 2008 Stock Plan		S-8		4.1	05/21/08
10.9*	Form of Stock Award Agreement under United Fire & Casualty Company 2008 Stock Plan		8-K		99.2	05/22/08
10.10*	Form of Non-Qualified Stock Option Agreement for the Purchase of Stock under United Fire & Casualty Company 2008 Stock Plan		8-K		99.3	05/22/08
10.11*	Form of Incentive Stock Option Agreement for the Purchase of Stock under United Fire & Casualty Company 2008 Stock Plan		8-K		99.4	05/22/08
10.12*	Amendment to Nonqualified Stock Option Agreements for John A. Rife		8-K/A		99.1	02/24/09
15	Ernst & Young LLP letter re unaudited interim financial information	X				
23.1	Consent of Ernst & Young LLP	X				
23.2	Consent of Bradley & Riley PC (included in Exhibits 5.1 and 5.2)	X				
23.3	Consent of KPMG LLP		8-K/A		23.1	10/07/11

Exhibit number	Exhibit description	Incorporated by reference			
		Form	Period ending	Exhibit	Filing date
24.1	Power of Attorney (included immediately following the signature page to this Registration Statement beginning on page II-7).	**			
99.1	Form of Proxy for shareholders of United Fire & Casualty Company	X			
99.2	Pro Forma Consolidated Financial Statements for the nine months ended September 30, 2011 for United Fire & Casualty Company and Mercer Insurance Group, Inc.	X			

* Indicates a management contract or compensatory plan or arrangement.

** Previously filed.

X Filed herewith.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(b) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) That every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(e) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cedar Rapids, State of Iowa, on the 4th day of November, 2011.

United Fire Group, Inc.

By: /S/ _____

       Randy A. Ramlo, President, Chief Executive Officer
       (Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title
/s/ _____ Randy A. Ramlo	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ _____ Dianne M. Lyons	Vice President and Chief Financial Officer (Principal Accounting Officer)
/s/ _____ Jack B. Evans	Chairman of the Board, Director
/s/ _____ John A. Rife	Vice Chairman of the Board, Director
/s/ _____ Christopher R. Drahozal	Director
/s/ _____ Thomas W. Hanley	Director
/s/ _____ Douglas M. Hultquist	Director
/s/ _____ Casey D. Mahon	Director
/s/ _____ George D. Milligan	Director
/s/ _____ James W. Noyce	Director
/s/ _____ Mary K. Quass	Director

Signature	Title
/s/ _____ Kyle D. Skogman	Director
/s/ _____ Frank S. Wilkinson Jr.	Director

INDEX TO EXHIBITS

Exhibit number	Exhibit description		Incorporated by reference			
			Form	Period ending	Exhibit	Filing date
2	Agreement and Plan of Reorganization (attached as Annex I to the proxy statement/prospectus included in this Registration Statement and incorporated herein by reference)	**				
3.1	Articles of Incorporation of United Fire Group, Inc. (attached as Annex II to the proxy statement/prospectus included in this Registration Statement and incorporated herein by reference)	**				
3.2	Fourth Restated Articles of Incorporation of United Fire & Casualty Company		Amendment #1 to S-3		4.1	04/04/02
3.3	First Amendment to Fourth Restated Articles of Incorporation of United Fire & Casualty Company		Amendment #3 to S-3		4.2	05/03/02
3.4	Second Amendment to Fourth Restated Articles of Incorporation of United Fire & Casualty Company		10-Q	06/30/05	4.1	07/29/05
3.5	Third Amendment to Fourth Restated Articles of Incorporation of United Fire & Casualty Company		8-K		99.6	05/21/08
3.6	Bylaws of United Fire Group. Inc. (attached as Annex III to the proxy statement/prospectus included in this Registration Statement and incorporated herein by reference)	**				
3.7	Bylaws of United Fire & Casualty Company		8-K		99.1	8/22/11
4	Specimen Stock Certificate of United Fire Group, Inc.	X				
5.1	Opinion of Bradley & Riley PC as to the validity of the shares being registered	X				
5.2	Opinion of Bradley & Riley PC as to certain of the material U.S. federal income tax consequences of the Reorganization.	X				
10.1	United Fire & Casualty Company Employee Stock Purchase Plan		10-K	12/31/07	10.2	02/27/08
10.2*	United Fire & Casualty Company Nonqualified Nonemployee Director Stock Option and Restricted Stock Plan		S-8		4.1	10/23/05
10.3*	Description of employment arrangement between United Fire & Casualty Company and Randy A. Ramlo		10-Q	06/30/07	10.1	07/27/07
10.4*	United Fire & Casualty Annual Incentive Plan (Amended October 19, 2007)		10-Q	09/30/07	10.2	10/25/07
10.5*	United Fire & Casualty Company's Nonqualified Deferred Compensation Plan		10-Q	09/30/07	10.3	10/25/07
10.6*	Form of United Fire & Casualty Company Nonqualified Employee Stock Option Agreement		10-K	12/31/07	10.7	02/27/08
10.7*	Form of United Fire & Casualty Company Nonqualified Nonemployee Stock Option and Restricted Stock Agreement		10-K	12/31/07	10.8	02/27/08
10.8*	United Fire & Casualty Company 2008 Stock Plan		S-8		4.1	05/21/08

Exhibit number	Exhibit description		Incorporated by reference		
		Form	Period ending	Exhibit	Filing date
10.9*	Form of Stock Award Agreement under United Fire & Casualty Company 2008 Stock Plan	8-K		99.2	05/22/08
10.10*	Form of Non-Qualified Stock Option Agreement for the Purchase of Stock under United Fire & Casualty Company 2008 Stock Plan	8-K		99.3	05/22/08
10.11*	Form of Incentive Stock Option Agreement for the Purchase of Stock under United Fire & Casualty Company 2008 Stock Plan	8-K		99.4	05/22/08
10.12*	Amendment to Nonqualified Stock Option Agreements for John A. Rife	8-K/A		99.1	02/24/09
15	Ernst & Young LLP letter re unaudited interim financial information	X			
23.1	Consent of Ernst & Young LLP	X			
23.2	Consent of Bradley & Riley PC (included in Exhibits 5.1 and 5.2)	X			
23.3	Consent of KPMG LLP	8-K/A		23.1	10/07/11
24.1	Power of Attorney (included immediately following the signature page to this Registration Statement on page II-7).	**			
99.1	Form of Proxy for shareholders of United Fire & Casualty Company	X			
99.2	Pro Forma Consolidated Financial Statements for the nine months ended September 30, 2011 for United Fire & Casualty Company and Mercer Insurance Group, Inc.	X			

* Indicates a management contract or compensatory plan or arrangement.

** Previously filed.

X Filed herewith.